Bangkok Bank
ธนาคารกรุงเทพ

SEC Mail Processing Section
RECEIVED
AUG 30 2006
WASH, D.C.
180

August 25, 2006

Securities and Exchan[redacted]
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

06016436

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Kindly be informed of the resolution adopted by the meeting No. 9/2549 of the Board of Directors of the Bank held on August 24, 2006 to the effect that interim dividend be paid on September 22, 2006 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend, which is September 8, 2006 at 12.00 hrs.

With best regards,

Bangkok Bank Public Company Limited

PROCESSED
SEP 06 2006
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

Bangkok Bank
ธนาคารกรุงเทพ

August 24, 2006

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2nd quarter 2006 audited financial statements that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand.

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

With best regards,

Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the balance sheets of Bangkok Bank Public Company Limited as at June 30, 2006 and December 31, 2005, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the half years ended June 30, 2006 and 2005. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and the Bank's financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2006 and December 31, 2005, and the results of operations and the cash flows for the half years ended June 30, 2006 and 2005 in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and the Bank's statements of income for the quarters ended June 30, 2006 and 2005. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's statements of income as described in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
August 23, 2006

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2006	As at December 31, 2005	As at June 30, 2006	As at December 31, 2005
ASSETS				
CASH	31,001,768,513	34,221,505,898	30,887,675,051	34,152,169,579
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	9,951,101,697	7,149,514,932	7,611,196,524	6,484,865,872
Non-interest bearing	4,897,310,346	10,880,955,340	4,867,034,384	10,779,320,510
Foreign items				
Interest bearing	167,619,880,509	103,969,917,858	166,339,401,770	101,699,806,777
Non-interest bearing	6,789,987,680	7,905,536,193	6,533,525,085	7,689,276,136
Total interbank and money market items, net	189,258,280,232	129,905,924,323	185,351,157,763	126,653,269,295
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	15,000,000,000	5,100,000,000	15,000,000,000	5,100,000,000
INVESTMENTS (Notes 3.4 and 4.4)				
Current investments, net	116,958,295,765	141,820,397,387	115,801,366,193	140,891,703,950
Long-term investments, net	176,796,781,618	163,979,476,136	175,854,105,180	162,451,225,918
Investments in subsidiaries and associated companies, net	294,182,474	232,900,798	7,201,959,138	6,760,111,160
Total investments, net	294,049,259,857	306,032,774,321	298,857,430,511	310,103,041,028
LOANS AND ACCRUED INTEREST RECEIVABLE (Notes 3.5 and 4.5)				
Loans	963,492,367,176	910,476,342,172	962,150,727,253	912,003,361,851
Accrued interest receivable	2,584,853,089	2,079,935,417	2,565,260,412	2,087,658,073
Total loans and accrued interest receivable	966,077,220,265	912,556,277,589	964,715,987,665	914,091,019,924
Less Allowance for doubtful accounts (Notes 3.6 and 4.6)	(68,685,184,886)	(71,432,997,998)	(68,405,692,636)	(71,137,335,631)
Less Revaluation allowance for debt restructuring (Note 4.7)	(8,779,569,697)	(8,445,313,966)	(8,779,569,697)	(8,445,313,966)
Total loans and accrued interest receivable, net	888,612,465,682	832,677,965,625	887,530,725,332	834,508,370,327
PROPERTIES FORECLOSED, NET (Notes 3.8 and 4.8)	44,358,580,468	46,804,019,920	37,243,894,727	39,634,863,125
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	558,583,017	621,361,556	558,583,017	621,361,556
PREMISES AND EQUIPMENT, NET (Notes 3.9 and 4.9)	31,888,584,406	33,083,119,871	31,707,313,076	32,893,950,645

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2006	As at December 31, 2005	As at June 30, 2006	As at December 31, 2005
ASSETS (CONTINUED)				
LEASEHOLDS, NET (Note 3.11)	2,081,619,864	2,150,604,764	2,074,975,920	2,143,398,868
OTHER ASSETS, NET	10,329,943,892	8,244,267,729	9,298,720,280	7,210,715,216
TOTAL ASSETS	1,507,139,085,931	1,398,841,544,007	1,498,510,475,677	1,393,021,139,639

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2006	**As at December 31, 2005**	**As at June 30, 2006**	**As at December 31, 2005**
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.10)				
Deposits in Baht	1,140,625,041,119	1,070,115,171,523	1,141,090,955,545	1,070,328,388,651
Deposits in foreign currencies	115,770,128,703	93,385,994,071	108,967,734,771	86,201,851,306
Total deposits	1,256,395,169,822	1,163,501,165,594	1,250,058,690,316	1,156,530,239,957
INTERBANK AND MONEY MARKET ITEMS (Note 4.11)				
Domestic items				
Interest bearing	13,114,722,161	10,737,846,521	13,258,751,934	10,737,846,521
Non-interest bearing	2,658,174,813	4,050,738,345	2,663,444,371	4,071,504,905
Foreign items				
Interest bearing	26,732,011,277	27,333,321,536	26,453,512,803	27,111,465,947
Non-interest bearing	1,787,990,443	2,204,873,484	1,828,389,152	2,251,768,656
Total interbank and money market items, net	44,292,898,694	44,326,779,886	44,204,098,260	44,172,586,029
LIABILITIES PAYABLE ON DEMAND	5,384,253,692	4,822,937,475	5,337,783,569	4,773,249,876
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 4.12)	5,000,000,000	-	5,000,000,000	-
BORROWINGS (Note 4.13)				
Short-term borrowings	9,943,370,358	-	9,730,149,525	-
Long-term borrowings	10,344,609,667	21,788,100,112	10,344,609,667	21,788,100,112
Total borrowings	20,287,980,025	21,788,100,112	20,074,759,192	21,788,100,112
BANK'S LIABILITIES UNDER ACCEPTANCES	558,583,017	621,361,556	558,583,017	621,361,556
INTEREST PAYABLE	6,239,542,585	2,911,646,166	6,195,349,601	2,864,593,034
SUNDRY CREDITORS	3,628,773,540	3,911,118,993	3,983,922,587	6,462,913,465
OTHER LIABILITIES	22,056,255,713	17,150,229,436	20,386,452,117	16,576,134,249
TOTAL LIABILITIES	1,363,843,457,088	1,259,033,339,218	1,355,799,638,659	1,253,789,178,278

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2006	As at December 31, 2005	As at June 30, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.19)				
Registered share capital				
3,998,345,000 ordinary shares of Baht 10 each	39,983,450,000	-	39,983,450,000	-
3,998,213,345 ordinary shares of Baht 10 each	-	39,982,133,450	-	39,982,133,450
1,655,000 preferred shares of Baht 10 each	16,550,000	-	16,550,000	-
1,786,655 preferred shares of Baht 10 each	-	17,866,550	-	17,866,550
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,428,940	19,088,428,940	19,088,428,940	19,088,428,940
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.9)	10,192,264,052	10,192,264,052	10,192,264,052	10,192,264,052
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 3.9)	7,755,891,264	8,266,505,157	7,755,891,264	8,266,505,157
FOREIGN EXCHANGE ADJUSTMENT	29,383,135	1,207,805,754	29,383,135	1,207,805,754
UNREALIZED GAINS ON INVESTMENT (Note 3.4)	9,141,977,282	11,253,104,610	9,141,977,282	11,253,104,610
UNREALIZED LOSSES ON INVESTMENT (Note 3.4)	(2,255,866,965)	(1,836,056,876)	(2,255,866,965)	(1,836,056,876)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	45,399,683	45,399,683	45,399,683

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2006 AND DECEMBER 31, 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2006	As at December 31, 2005	As at June 30, 2006	As at December 31, 2005
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Notes 4.22 and 4.23)	10,500,000,000	10,000,000,000	10,500,000,000	10,000,000,000
Other reserves (Notes 4.22 and 4.23)	21,500,000,000	15,000,000,000	21,500,000,000	15,000,000,000
Unappropriated	10,367,127,614	9,668,278,028	10,367,127,614	9,668,278,028
TOTAL	142,710,837,018	139,231,961,361	142,710,837,018	139,231,961,361
MINORITY INTEREST	584,791,825	576,243,428	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	143,295,628,843	139,808,204,789	142,710,837,018	139,231,961,361
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,507,139,085,931	1,398,841,544,007	1,498,510,475,677	1,393,021,139,639
OFF-BALANCE SHEET ITEMS-CONTINGENCIES (Note 4.24)				
AVALS TO BILLS AND GUARANTEES OF LOANS	10,780,743,417	11,557,489,486	10,731,175,102	11,487,510,957
LIABILITY UNDER UNMATURED IMPORT BILLS	10,816,675,622	10,268,535,090	10,601,898,830	10,068,444,800
LETTERS OF CREDIT	35,596,186,132	29,809,990,180	35,212,335,229	29,343,701,996
OTHER CONTINGENCIES	738,270,559,917	628,911,578,816	735,872,573,615	626,704,359,132

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED - REVIEWED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
INTEREST AND DIVIDEND INCOME				
Interest on loans	13,763,551,795	9,584,276,684	13,737,323,428	9,527,024,718
Interest on interbank and money market items	2,233,221,350	1,081,730,138	2,210,277,156	1,070,374,663
Hire purchase and financial lease income	-	120,747	-	-
Investments	2,975,853,517	2,369,232,279	2,882,453,892	2,394,066,151
Total interest and dividend income	18,972,626,662	13,035,359,848	18,830,054,476	12,991,465,532
INTEREST EXPENSES				
Interest on deposits	7,158,701,601	2,688,353,858	7,116,653,271	2,645,326,724
Interest on interbank and money market items	416,733,663	239,220,028	407,770,718	233,648,634
Interest on short-term borrowings	403,617,682	20,430,461	407,517,723	20,430,461
Interest on long-term borrowings	367,657,181	932,600,462	367,657,181	932,600,462
Total interest expenses	8,346,710,127	3,880,604,809	8,299,598,893	3,832,006,281
NET INTEREST AND DIVIDEND INCOME	10,625,916,535	9,154,755,039	10,530,455,583	9,159,459,251
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.6)	1,125,715,654	726,531,407	1,116,655,590	716,412,860
LOSS ON DEBT RESTRUCTURING	316,716,630	350,909,241	316,716,630	350,909,241
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	9,183,484,251	8,077,314,391	9,097,083,363	8,092,137,150
NON-INTEREST INCOME				
Gain on investments, net	228,356,721	513,926,166	230,743,901	514,613,164
Equity in undistributed net income of subsidiaries and associated companies	54,475,552	93,382,324	152,144,671	149,437,580
Fees and service income				
Acceptances, aval and guarantees	32,570,966	38,596,686	32,570,966	38,591,621
Others	3,715,043,166	3,437,129,188	3,495,413,287	3,238,706,764
Gain on exchange, net	977,643,096	832,690,443	963,205,498	825,053,878
Gain on disposal of assets	374,205,022	133,013,919	376,333,517	131,709,562
Other income	155,359,101	386,801,411	154,137,989	259,593,518
Total non-interest income	5,537,653,624	5,435,540,137	5,404,549,829	5,157,706,087
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	14,721,137,875	13,512,854,528	14,501,633,192	13,249,843,237

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30, 2006 AND 2005

"UNAUDITED - REVIEWED"

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2006	2005	2006	2005
NON-INTEREST EXPENSES					
Personnel expenses		2,846,488,726	2,415,201,294	2,725,536,878	2,320,497,037
Premises and equipment expenses		1,714,044,969	1,448,073,077	1,679,454,025	1,413,158,243
Taxes and duties		772,756,033	656,852,109	763,648,972	636,720,986
Fees and service expenses		879,287,042	620,047,085	870,062,611	607,390,887
Directors' remuneration		19,020,000	22,187,653	18,150,000	19,150,000
Contributions to the Financial Institutions Development Fund		1,087,980,612	1,119,715,866	1,087,980,612	1,118,603,242
Other expenses		1,760,536,047	1,628,666,066	1,731,785,391	1,560,541,913
Total non-interest expenses		9,080,113,429	7,910,743,150	8,876,618,489	7,676,062,308
INCOME BEFORE INCOME TAX		5,641,024,446	5,602,111,378	5,625,014,703	5,573,780,929
INCOME TAX EXPENSES (Note 4.29)		1,231,651,523	15,093,096	1,234,371,353	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		4,409,372,923	5,587,018,282	4,390,643,350	5,573,780,929
MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES		18,729,573	13,237,353	-	-
NET INCOME		4,390,643,350	5,573,780,929	4,390,643,350	5,573,780,929
BASIC EARNINGS PER SHARE (Note 3.19)	**BAHT**	2.30	2.92	2.30	2.92
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Note 4.19)	**SHARES**	1,908,842,894	1,908,711,239	1,908,842,894	1,908,711,239

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30, 2006 AND 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
INTEREST AND DIVIDEND INCOME				
Interest on loans	26,164,073,230	19,340,499,418	26,129,544,527	19,189,094,219
Interest on interbank and money market items	3,481,967,575	2,101,585,377	3,435,655,642	2,079,835,373
Hire purchase and financial lease income	-	201,695	-	-
Investments	6,056,039,615	4,942,373,070	5,935,503,224	4,887,019,662
Total interest and dividend income	35,702,080,420	26,384,659,560	35,500,703,393	26,155,949,254
INTEREST EXPENSES				
Interest on deposits	11,478,943,311	5,304,654,161	11,395,719,338	5,210,459,587
Interest on interbank and money market items	833,664,682	341,819,683	817,109,355	330,133,634
Interest on short-term borrowings	436,478,238	39,953,456	445,317,882	39,953,456
Interest on long-term borrowings	1,111,707,163	1,825,904,517	1,111,707,163	1,825,904,517
Total interest expenses	13,860,793,394	7,512,331,817	13,769,853,738	7,406,451,194
NET INTEREST AND DIVIDEND INCOME	21,841,287,026	18,872,327,743	21,730,849,655	18,749,498,060
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.6)	1,975,524,930	2,450,267,239	1,956,988,617	2,425,272,516
LOSS ON DEBT RESTRUCTURING (REVERSAL)	821,559,391	(368,468,954)	821,559,391	(368,468,954)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	19,044,202,705	16,790,529,458	18,952,301,647	16,692,694,498
NON-INTEREST INCOME				
Gain on investments, net	1,995,906,210	360,575,992	1,163,982,185	361,992,590
Equity in undistributed net income of subsidiaries and associated companies	66,819,714	179,220,705	704,079,280	336,732,272
Fees and service income				
Acceptances, aval and guarantees	73,484,441	83,528,315	73,484,441	83,503,583
Others	7,572,469,453	6,929,227,349	7,093,412,857	6,473,916,597
Gain on exchange, net	1,751,246,553	1,495,669,273	1,725,982,123	1,480,997,493
Gain on disposal of assets	762,278,044	217,892,990	768,849,868	214,017,208
Other income	310,319,598	677,184,969	306,909,099	517,815,221
Total non-interest income	12,532,524,013	9,943,299,593	11,836,699,853	9,468,974,964
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	31,576,726,718	26,733,829,051	30,789,001,500	26,161,669,462

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2006 AND 2005

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2006	**2005**	**2006**	**2005**
NON-INTEREST EXPENSES					
Personnel expenses		5,481,696,254	4,843,172,872	5,216,864,518	4,643,619,506
Premises and equipment expenses		3,151,302,902	2,698,464,364	3,079,244,751	2,621,877,639
Taxes and duties		1,554,882,504	1,330,864,707	1,524,550,450	1,298,819,902
Fees and service expenses		1,663,210,989	1,175,561,975	1,643,068,606	1,133,652,478
Directors' remuneration		30,925,000	34,029,833	29,100,000	29,780,000
Contributions to the Financial Institutions Development Fund		2,176,313,008	2,241,656,979	2,176,313,008	2,237,206,484
Loss on impairment of properties foreclosed		1,522,444,118	433,030,337	1,379,336,655	423,966,495
Other expenses		2,208,147,830	2,333,883,112	2,151,543,380	2,195,970,119
Total non-interest expenses		17,788,922,605	15,090,664,179	17,200,021,368	14,584,892,623
INCOME BEFORE INCOME TAX		13,787,804,113	11,643,164,872	13,588,980,132	11,576,776,839
INCOME TAX EXPENSES (Note 4.29)		4,161,671,028	38,228,913	4,014,690,822	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		9,626,133,085	11,604,935,959	9,574,289,310	11,576,776,839
MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES		51,843,775	28,159,120	-	-
NET INCOME		9,574,289,310	11,576,776,839	9,574,289,310	11,576,776,839
BASIC EARNINGS PER SHARE (Note 3.19)	**BAHT**	5.02	6.07	5.02	6.07
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Note 4.19)	**SHARES**	1,908,842,894	1,908,711,239	1,908,842,894	1,908,711,239

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30, 2006 AND 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS													
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2005	19,087,112,390	1,316,550	56,346,232,013	10,200,890,371	4,315,536,246	592,347,081	9,166,239,834	(1,581,998,988)	-	2,000,000,000	5,000,000,000	9,838,228,349	284,996,032	115,250,899,878
Unrealized increment per premises appraisal	-	-	-	(8,760,768)	4,369,758,965	-	-	-	-	-	-	-	-	4,360,998,197
Unrealized gains (losses) on investment	-	-	-	-	-	-	616,170,434	1,120,049,202	-	-	-	-	-	1,736,219,636
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	-	-	-	-	-	-	-	-	45,399,683	-	-	-	-	45,399,683
Foreign exchange adjustment	-	-	-	-	-	932,016,633	-	-	-	-	-	-	-	932,016,633
Net gain (loss) not recognised in the statement of income	-	-	-	(8,760,768)	4,369,758,965	932,016,633	616,170,434	1,120,049,202	45,399,683	-	-	-	-	7,074,634,149
Net income	-	-	-	-	-	-	-	-	-	-	-	11,576,776,839	-	11,576,776,839
Dividend paid (Note 4.23)	-	-	-	-	-	-	-	-	-	-	-	(1,908,711,239)	-	(1,908,711,239)
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	-	453,010,849	-	453,010,849
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	-	8,197,338	-	8,197,338
Legal reserve (Notes 4.22 and 4.23)	-	-	-	-	-	-	-	-	-	4,000,000,000	-	(4,000,000,000)	-	-
Other reserves (Notes 4.22 and 4.23)	-	-	-	-	-	-	-	-	-	-	3,500,000,000	(3,500,000,000)	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	261,870,594	261,870,594
Ending balance as at June 30, 2005	19,087,112,390	1,316,550	56,346,232,013	10,192,129,603	8,685,295,211	1,524,363,714	9,782,410,268	(461,949,786)	45,399,683	6,000,000,000	8,500,000,000	12,467,502,136	546,866,626	132,716,678,408
Beginning balance as at January 1, 2006	19,088,428,940	-	56,346,232,013	10,192,264,052	8,266,505,157	1,207,805,754	11,253,104,610	(1,836,056,876)	45,399,683	10,000,000,000	15,000,000,000	9,668,278,028	576,243,428	139,808,204,789
Unrealized increment per premises appraisal	-	-	-	-	(510,613,893)	-	-	-	-	-	-	-	-	(510,613,893)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(2,111,127,328)	(419,810,089)	-	-	-	-	-	(2,530,937,417)
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	-	-	-	-			-	-	-	-	-	-	-	-
Foreign exchange adjustment	-	-	-	-	-	(1,178,422,619)	-	-	-	-	-	-	-	(1,178,422,619)
Net gain (loss) not recognised in the statement of income	-	-	-	-	(510,613,893)	(1,178,422,619)	(2,111,127,328)	(419,810,089)		-	-	-	-	(4,219,973,929)
Net income	-	-	-	-	-	-	-	-	-	-	-	9,574,289,310	-	9,574,289,310
Dividend paid (Note 4.23)	-	-		-	-	-	-	-	-	-	-	(2,386,053,617)	-	(2,386,053,617)
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	-	449,026,166	-	449,026,166
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	-	61,587,727	-	61,587,727
Legal reserve (Notes 4.22 and 4.23)	-	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-
Other reserves (Notes 4.22 and 4.23)	-	-	-	-	-	-	-	-	-	-	6,500,000,000	(6,500,000,000)	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-	8,548,397	8,548,397
Ending balance as at June 30, 2006	19,088,428,940	-	56,346,232,013	10,192,264,052	7,755,891,264	29,383,135	9,141,977,282	(2,255,866,965)	45,399,683	10,500,000,000	21,500,000,000	10,367,127,614	584,791,825	143,295,628,843

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2006 AND 2005

Baht

	THE BANK'S FINANCIAL STATEMENTS												
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserves	Unappropriated	Total
Beginning balance as at January 1, 2005	19,087,112,390	1,316,550	56,346,232,013	10,200,890,371	4,315,536,246	592,347,081	9,166,239,834	(1,581,998,988)	-	2,000,000,000	5,000,000,000	9,838,228,349	114,965,903,846
Unrealized increment per premises appraisal	-	-	-	(8,760,768)	4,369,758,965	-	-	-	-	-	-	-	4,360,998,197
Unrealized gains (losses) on investment	-	-	-	-	-	-	616,170,434	1,120,049,202	-	-	-	-	1,736,219,636
Unrealized gains resulting from the sale of shares of a subsidiary													
to the public in excess of book value	-	-	-	-	-	-	-	-	45,399,683	-	-	-	45,399,683
Foreign exchange adjustment	-	-	-	-	-	932,016,633	-	-	-	-	-	-	932,016,633
Net gain (loss) not recognised in the statement of income	-	-	-	(8,760,768)	4,369,758,965	932,016,633	616,170,434	1,120,049,202	45,399,683	-	-	-	7,074,634,149
Net income	-	-	-	-	-	-	-	-	-	-	-	11,576,776,839	11,576,776,839
Dividend paid (Note 4.23)	-	-	-	-	-	-	-	-	-	-	-	(1,908,711,239)	(1,908,711,239)
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	-	453,010,849	453,010,849
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	-	8,197,338	8,197,338
Legal reserve (Notes 4.22 and 4.23)	-	-	-	-	-	-	-	-	-	4,000,000,000	-	(4,000,000,000)	-
Other reserves (Notes 4.22 and 4.23)	-	-	-	-	-	-	-	-	-	-	3,500,000,000	(3,500,000,000)	-
Ending balance as at June 30, 2005	19,087,112,390	1,316,550	56,346,232,013	10,192,129,603	8,685,295,211	1,524,363,714	9,782,410,268	(461,949,786)	45,399,683	6,000,000,000	8,500,000,000	12,467,502,136	132,169,811,782
Beginning balance as at January 1, 2006	19,088,428,940	-	56,346,232,013	10,192,264,052	8,266,505,157	1,207,805,754	11,253,104,610	(1,836,056,876)	45,399,683	10,000,000,000	15,000,000,000	9,668,278,028	139,231,961,361
Unrealized increment per premises appraisal	-	-	-	-	(510,613,893)	-	-	-	-	-	-	-	(510,613,893)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(2,111,127,328)	(419,810,089)	-	-	-	-	(2,530,937,417)
Unrealized gains resulting from the sale of shares of a subsidiary													
to the public in excess of book value	-	-	-	-	-	-	-	-	-	-	-	-	-
Foreign exchange adjustment	-	-	-	-	-	(1,178,422,619)	-	-	-	-	-	-	(1,178,422,619)
Net gain (loss) not recognised in the statement of income	-	-	-	-	(510,613,893)	(1,178,422,619)	(2,111,127,328)	(419,810,089)		-	-	-	(4,219,973,929)
Net income	-	-	-	-	-	-	-	-	-	-	-	9,574,289,310	9,574,289,310
Dividend paid (Note 4.23)	-	-	-	-	-	-	-	-	-	-	-	(2,386,053,617)	(2,386,053,617)
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	-	449,026,166	449,026,166
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	-	61,587,727	61,587,727
Legal reserve (Notes 4.22 and 4.23)	-	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 4.22 and 4.23)	-	-	-	-	-	-	-	-	-	-	6,500,000,000	(6,500,000,000)	-
Ending balance as at June 30, 2006	19,088,428,940	-	56,346,232,013	10,192,264,052	7,755,891,264	29,383,135	9,141,977,282	(2,255,866,965)	45,399,683	10,500,000,000	21,500,000,000	10,367,127,614	142,710,837,018

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30, 2006 AND 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	9,574,289,310	11,576,776,839	9,574,289,310	11,576,776,839
Item to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	665,177,292	1,175,902,871	621,413,135	1,132,214,316
Bad debt and doubtful accounts	1,975,524,930	2,450,267,239	1,956,988,617	2,425,272,516
Loss on debt restructuring (reversal)	821,559,391	(368,468,954)	821,559,391	(368,468,954)
Gain on foreign exchange	(410,662,814)	(263,011,452)	(410,940,628)	(263,566,599)
Unrealized loss on revaluation of trading securities	12,681,964	844,434	10,892,432	597,634
Unrealized loss on transfer of investment	18,411,646	-	24,589,626	-
Gain on disposal of securities for investment	(2,339,669,098)	(1,190,818,129)	(1,514,499,087)	(1,190,800,962)
Loss on impairment of investments	327,293,868	836,991,787	327,293,868	836,991,787
Equity in undistributed net income of subsidiaries and associated companies	(66,819,714)	(179,220,705)	(704,079,280)	(336,732,272)
Dividend income from subsidiaries and associated companies	5,752,080	5,752,080	60,456,702	20,157,073
Loss on impairment of properties foreclosed	1,522,444,118	433,030,337	1,379,336,655	423,966,495
Gain on reversal of impairment of properties foreclosed	-	(3,794,667)	-	-
Loss (gain) on disposal of premises and equipment	(15,477,657)	(995,302)	(14,438,112)	978,714
Loss on revaluation of land and premises	-	25,402,147	-	25,402,147
Loss on impairment of other assets	82,229,256	87,039,376	82,229,256	86,427,759
Provisions for contingencies expenses	228,366,279	134,733,723	228,366,279	134,733,723
Decrease (increase) in accrued interest receivable and dividend income	(1,301,759,280)	184,242,408	(1,278,829,431)	87,495,185
Decrease (increase) in other accrued receivable	4,226,086	(139,519,774)	(866,523)	65,672,982
Increase (decrease) in accrued interest payable	3,327,896,419	(161,891,883)	3,330,756,566	(152,160,971)
Increase in other accrued expenses	3,028,994,631	842,551,579	2,965,521,006	851,716,831
Minority interests in net income of subsidiaries	51,843,775	28,159,120	-	-
Income from operations before changes in operating assets and liabilities	17,512,302,482	15,473,973,074	17,460,039,782	15,356,674,243

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2006 AND 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	(58,826,231,841)	7,984,391,034	(58,171,089,385)	8,703,530,381
Securities purchased under resale agreements	(9,900,000,000)	7,550,000,000	(9,900,000,000)	7,530,000,000
Current investments - trading securities	(24,405,831,447)	33,664,783	(24,352,936,620)	231,668,197
Loans	(60,632,773,908)	(39,653,511,275)	(57,760,784,993)	(38,764,390,561)
Properties foreclosed	3,795,906,484	1,523,625,318	3,884,542,895	1,483,642,129
Other assets	(1,895,549,877)	5,847,410,516	(1,889,095,624)	6,067,705,429
Increase (decrease) in operating liabilities				
Interbank and money market items	(33,881,192)	4,024,498,780	31,512,231	3,939,302,663
Deposits	92,894,004,228	(4,341,941,920)	93,528,450,359	(5,503,636,324)
Liabilities payable on demand	561,316,217	1,429,122,545	564,533,693	1,694,924,350
Securities sold under repurchase agreements	5,000,000,000	-	5,000,000,000	-
Other liabilities	165,651,055	3,051,334,118	(2,972,177,001)	2,402,184,078
Net cash provided by (used in) operating activities	(35,765,087,799)	2,922,566,973	(34,577,004,663)	3,141,604,585
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(57,814,522,776)	(55,689,832,810)	(57,470,566,416)	(55,494,141,118)
Proceeds from disposal of available for sale securities	69,458,549,925	59,496,220,083	68,165,622,644	59,544,720,083
Purchase of held to maturity debt securities	(20,810,446,554)	(44,743,548,694)	(20,487,333,512)	(44,606,641,723)
Proceeds from redemption of held to maturity debt securities	45,130,721,838	37,561,843,409	44,671,705,251	37,227,491,076
Purchase of general investments	(681,566,003)	(658,727,059)	(681,566,003)	(658,727,059)
Proceeds from disposal of general investments	324,243,480	1,266,060,160	324,243,480	1,264,653,910
Proceeds from disposal of investments in subsidiaries and associated companies	-	1,355,492,495	-	1,355,648,320
Purchase of premises, equipment and leasehold	(872,392,182)	(686,154,564)	(853,171,401)	(663,055,080)
Proceeds from disposal of premises and equipment	97,252,955	6,365,585	95,467,097	4,376,235
Net cash provided by (used in) investing activities	34,831,840,683	(2,092,281,395)	33,764,401,140	(2,025,675,356)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2006 AND 2005

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2006	2005	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received from issuance common stock and premium of common stock from minority interests	213,220,833	321,338,790	-	-
Dividend paid	(2,386,053,617)	(1,908,711,239)	(2,386,053,617)	(1,908,711,239)
Dividend paid for minority interests	(43,295,378)	(11,894,919)	-	-
Net cash used in financing activities	(2,216,128,162)	(1,599,267,368)	(2,386,053,617)	(1,908,711,239)
Effect on cash due to changes in the exchange rates	(70,362,107)	23,313,691	(65,837,388)	16,475,802
Net decrease in cash	(3,219,737,385)	(745,668,099)	(3,264,494,528)	(776,306,208)
Cash as at January 1,	34,221,505,898	30,553,309,059	34,152,169,579	30,455,876,023
Cash as at June 30,	31,001,768,513	29,807,640,960	30,887,675,051	29,679,569,815

Notes to the financial statements form an integral part of these financial statements

1. REGULATORY REQUIREMENTS

1.1 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans and commitments, and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods.

In 2006, the BOT had cancelled the above guidelines per the notification dated September 20, 2002 and March 31, 2003 and announced new guidelines on qualitative loan review according to the notification of qualitative review of loans and commitments, and its related reports dated March 24, 2006. As at June 30, 2006, the Bank is performing loan reviews in accordance with the Bank's annual loan review plan and the new applicable BOT's guidelines.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.2 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2006 and December 31, 2005, the Bank

met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license.

In December 2004, Asia Credit Public Company Limited received approval from the Ministry of Finance to establish a commercial bank under the framework of the Financial Sector Master Plan.

In April 2005, the Bank sold all the shares that the Bank held in Bualuang Finance Company Limited to Asia Credit Public Company Limited.

In September 2005, the Bank reduced the shareholding portion in Asia Credit Public Company Limited such that the company is no longer an associated company and the remaining investments have been transferred to available-for-sale securities and general investments portfolio. Furthermore, the Bank will reduce the shareholding in the company according to the timeframe set by the Ministry of Finance.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance, and was renamed ACL Bank Public Company Limited.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at June 30, 2006 and December 31, 2005, the Bank has a total staff of 19,033 and 18,904, respectively.

2.1 The consolidated and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are

prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated statements of income for the quarter and the half year ended June 30, 2005 included the accounts of all branches of the Bank and its seven subsidiaries and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The seven subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank, BBL Asset Management Company Limited, and Bualuang Securities Public Company Limited.

The consolidated financial statements for the quarter and the half year ended June 30, 2006 and the consolidated balance sheet as at December 31, 2005, included its six subsidiaries which are the above mentioned subsidiaries and excluded Bualuang Finance Company Limited due to the Bank having sold such investment in April 2005.

In addition, the consolidated financial statements for the quarters and the half years ended June 30, 2006 and 2005 and consolidated balance sheet as at December 31, 2005 also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the quarters and the half years ended June 30, 2006 and 2005 and the consolidated balance sheet as at December 31, 2005 do not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 190.4 million in their respective December 31, 2004 audited financial statements.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements for the quarter and the half year ended June 30, 2006 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of Bangkok Bank Berhad, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited which were audited; the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies.

The Bank's financial statements for the year ended December 31, 2005 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies except for the financial statements of Bualuang Finance Company Limited which was unaudited due to the Bank had sold such investments in April 2005. The Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies. The Bank

recognized interest in Bualuang Finance Company Limited indirectly through Asia Credit Public Company Limited and interest in Asia Credit Public Company Limited which was determined from the reviewed financial statements until end of September 2005 due to the Bank having sold investment in Asia Credit Public Company Limited in such month (See Note 1.2).

2.4 The financial statements presented for comparison, have been reclassified to conform to the classifications used in the financial statements for the half year ended June 30, 2006 as follows :

- in the balance sheet as at December 31, 2005 the inter account balance item is now presented as part of the other liabilities item in the consolidated and the Bank's financial statements amounting to Baht 4,136.9 million and Baht 4,149.7 million, respectively.

- in the statements of cash flows for the half year ended June 30, 2005 the damage claim expenses item is now presented as a part of the provisions for contingencies expenses item in the consolidated and the Bank's financial statements amounting to Baht 33.6 million and Baht 33.6 million, respectively; and the provisions for loss sharing from TAMC which previously presented as a part of the other liabilities item, is now presented as a part of the provisions for contingencies expenses item in the consolidated and the Bank's financial statements amounting to Baht 101.1 million and Baht 101.1 million, respectively. The change in the negotiable certificates of deposit item is now presented as a part of the change in the deposit item in the consolidated and the Bank's financial statements amounting to Baht 4,341.9 million and Baht 5,503.6 million, respectively.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

3.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses including the contribution to the Financial Institutions Development Fund on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

3.3 Cash

Cash are cash on hand and cash in transit.

3.4 Investments

The Bank's investments portfolios, consisting of debt, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

The Bank presents investment in subsidiaries and associated companies by the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset

Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

- For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

- Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

3.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 4.5).

3.6 Allowance for doubtful accounts

As at June 30, 2006 and December 31, 2005, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated August 23, 2004 to be Baht 45,803.1 million* and Baht 39,671.2 million,** respectively, in the consolidated financial statements and Baht 45,756.9 million*** and Baht 39,620.1 million,** respectively, in the Bank's financial statements (See Note 4.5.5).

As at June 30, 2006 and December 31, 2005, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 22,881.9 million and Baht 31,741.0 million, respectively, in the consolidated financial statements, and of Baht 22,648.6 million and Baht 31,496.4 million, respectively, in the Bank's financial statements (See Notes 4.5.5 and 4.6).

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

3.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

---

* Excluding allowance for doubtful account of interbank and money market items amount to Baht 56.7 million.

** Excluding allowance for doubtful account of interbank and money market items amount to Baht 61.5 million.

*** Excluding allowance for doubtful account of interbank and money market items amount to Baht 55.7 million.

3.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

The Bank has complied with the BOT's circular letter number ThorPorTor. SorNorSor. (31) Wor. 166/2547 regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004.

Since July 1, 2005, the Bank has complied with the BOT's circular letter number ForSorWor. (21) Wor. 27/2548 regarding Rules and Conditions Relating to Sale of Immovable Properties Previously Used as Premises for the Business of Commercial Banks or as Facilities for its Officers and Employees dated March 29, 2005.

3.9 Premises, equipment and depreciation

Land is stated at the new appraised value. Premises are stated at the new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation.

The land and premises reappraisal are done by independent professional appraisers according to the guidelines established by the BOT, and the increment resulting from the appraisal is recognized as part of shareholders' equity as unrealized increment per land and premises appraisal. Depreciation of the premises appraisal increase is recognized as an expense in the statement of income and the unrealized increment per premises appraisal is amortized by transferring to retained earnings an amount equal to such depreciation. Land and premises appraisal decrease is charged directly against any prior appraisal increase for the particular asset. The residual appraisal decrease is recognized as an expense in the statement of income.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30	years
Premises-newly constructed	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

3.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement (See Note 4.6).

For transactions occurring from January 1, 2005 onwards, all legal expense paid for the prosecution of defaulting debtors is recorded as legal expense in the period in which it was incurred and repayment of such expense by debtors is recorded as other income.

3.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization charge is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leaseholds in foreign countries are amortized at the legal rates applicable in each locality.

3.12 Provisions for contingencies

The Bank recognizes provisions in the balance sheet when the Bank has obligations as a result of a past event and where it is probable that there will be an outflow of economic benefits to settle such obligations. The provisions for contingencies, such as the provisions for off-balance sheet contingencies (See Note 4.18), the probable loss arising from the impaired assets transferred to the Thai Asset Management Corporation (See Note 4.5.7), the probable loss on legal indemnity, and other provisions, have been recognized in the balance sheet.

The Bank recognizes the provisions for contingencies as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews the provisions for contingencies on a regular basis, and recognizes the changes in the provisions as increase or decrease in other expenses.

Since December 31, 2005, the Bank has recognized the provisions for off-balance sheet contingencies by applying to all off-balance sheet contingencies, the provisioning rate according to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value.

3.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statements of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

3.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

3.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statements of income in the current period. Gains or losses on such contracts are taken to statements of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

3.16 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.0% of salary for executive level and 3.0% or 5.0% of salary for non-executives, while the Bank's contribution is at the rate of 5.0%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

3.17 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

3.18 Income tax

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

3.19 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the period, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share.

The Bank had issued convertible bonds, which were a part of Capital Augmented Preferred Securities (CAPS) (See Note 4.17), that gave bondholders the right to convert into ordinary shares. However, for the quarter and the half year ended June 30, 2005, since the exercise price of the convertible bonds was higher than the average market value of the ordinary shares, calculation of the diluted earnings per share is not affected. And for the quarter and the half year ended June 30, 2006, the Bank had no convertible bonds, since the Bank redeemed all of the remaining amount of such convertible bonds, calculation of the diluted earnings per share is not affected.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information

4.1.1 Cash paid for interest and income tax for the half years ended June 30, 2006 and 2005 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2006	**June 30, 2005**	**June 30, 2006**	**June 30, 2005**
Interest	10,532.9	7,674.2	10,439.1	7,558.6
Income tax	2,066.6	285.6	1,984.2	179.5

4.1.2 Significant non-cash items for the half years ended June 30, 2006 and 2005 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	FOR THE HALF YEARS ENDED		FOR THE HALF YEARS ENDED	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Unrealized gains on investment in shareholders' equity increase (decrease)	(2,111.1)	616.2	(2,111.1)	616.2
Unrealized losses on investment in shareholders' equity (increase) decrease	(419.8)	1,120.0	(419.8)	1,120.0
Investment increased from loan payment/ loan sold				
Equity securities	166.3	2,866.2	166.3	2,866.2
Debt securities	-	256.6	-	256.6
Investment in convertible bonds converted to investment in common shares	-	254.5	-	254.5
Properties foreclosed increased from loan payment/inactive assets	2,873.2	2,494.3	2,873.2	2,494.3
Unrealized increment per land and premises appraisal transferred to retained earnings	510.6	461.2	510.6	461.2
Unrealized increment per land and premises appraisal increased	-	5,120.6	-	5,120.6

4.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at June 30, 2006 and December 31, 2005 :

						Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	4,854.6	101.9	4,956.5	10,741.7	4.5	10,746.2
Commercial banks	49.9	2,915.0	2,964.9	151.6	2,984.9	3,136.5
Other banks	3.5	-	3.5	2.5	-	2.5
Finance companies, Finance and securities companies, securities companies and credit foncier companies	2,052.5	598.2	2,650.7	320.0	668.6	988.6
Other financial institutions	148.7	4,160.5	4,309.2	104.6	3,086.0	3,190.6
Total	7,109.2	7,775.6	14,884.8	11,320.4	6,744.0	18,064.4
Add Accrued interest receivables	0.1	17.9	18.0	0.0	17.7	17.7
Less Allowance for doubtful accounts	(1.0)	(53.4)	(54.4)	-	(51.6)	(51.6)
Total domestic items	7,108.3	7,740.1	14,848.4	11,320.4	6,710.1	18,030.5
Foreign items						
USD	1,467.0	148,958.7	150,425.7	3,346.6	87,308.4	90,655.0
JPY	3,229.1	1,192.8	4,421.9	4,707.1	725.9	5,433.0
Others	2,114.7	16,785.7	18,900.4	1,930.7	13,723.4	15,654.1
Total	6,810.8	166,937.2	173,748.0	9,984.4	101,757.7	111,742.1
Add Accrued interest receivables	0.0	663.7	663.7	0.0	143.6	143.6
Less Allowance for doubtful accounts	-	(1.8)	(1.8)	-	(10.3)	(10.3)
Total foreign items	6,810.8	167,599.1	174,409.9	9,984.4	101,891.0	111,875.4
Total domestic and foreign items	13,919.1	175,339.2	189,258.3	21,304.8	108,601.1	129,905.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2006			December 31, 2005		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	4,854.6	101.9	4,956.5	10,741.7	4.5	10,746.2
Commercial banks	9.0	2,884.8	2,893.8	35.1	2,984.9	3,020.0
Other banks	3.5	-	3.5	2.5	-	2.5
Finance companies, Finance and securities companies, securities companies and credit foncier companies	2.5	350.0	352.5	-	340.0	340.0
Other financial Institutions	148.7	4,160.5	4,309.2	104.6	3,086.0	3,190.6
Total	5,018.3	7,497.2	12,515.5	10,883.9	6,415.4	17,299.3
Add Accrued interest receivables	0.0	17.1	17.1	0.0	16.5	16.5
Less Allowance for doubtful accounts	(1.0)	(53.4)	(54.4)	-	(51.6)	(51.6)
Total domestic items	5,017.3	7,460.9	12,478.2	10,883.9	6,380.3	17,264.2
Foreign items						
USD	1,451.3	149,054.3	150,505.6	3,338.2	87,361.8	90,700.0
JPY	3,229.1	1,192.8	4,421.9	4,707.1	725.9	5,433.0
Others	1,874.0	15,411.5	17,285.5	1,722.8	11,402.3	13,125.1
Total	6,554.4	165,658.6	172,213.0	9,768.1	99,490.0	109,258.1
Add Accrued interest receivables	0.0	661.4	661.4	0.0	140.8	140.8
Less Allowance for doubtful accounts	-	(1.4)	(1.4)	-	(9.8)	(9.8)
Total foreign items	6,554.4	166,318.6	172,873.0	9,768.1	99,621.0	109,389.1
Total domestic and foreign items	11,571.7	173,779.5	185,351.2	20,652.0	106,001.3	126,653.3

4.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at June 30, 2006 and December 31, 2005 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Government bonds and Bank of Thailand bonds	15,000.0	5,100.0	15,000.0	5,100.0

4.4 Investments

4.4.1 As at June 30, 2006 and December 31, 2005, the Bank classified investments as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Trading securities	13,903.8	116.1	13,785.1	49.0
Available-for-sale securities	194,778.1	196,903.2	194,142.8	196,081.8
Held-to-maturity debt securities	72,255.4	96,381.3	70,927.4	94,830.8
General investments	12,817.8	12,399.3	12,800.2	12,381.3
Investments in subsidiaries and				
associated companies (Note 4.4.2)	294.2	232.9	7,201.9	6,760.1
Total investments, net	294,049.3	306,032.8	298,857.4	310,103.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	13,798.2	0.2	(11.3)	13,787.1
Domestic marketable equity securities	119.1	-	(2.4)	116.7
Total	13,917.3	0.2	(13.7)	13,903.8
Add (less) Revaluation allowance	(13.5)			-
Total	13,903.8			13,903.8
Available-for-sale securities				
Government and state enterprise securities	79,644.7	49.5	(173.4)	79,520.8
Private enterprise debt securities	2,177.2	3.1	(19.5)	2,160.8
Foreign debt securities	1,712.0	0.1	(1.7)	1,710.4
Total	83,533.9	52.7	(194.6)	83,392.0
Add (less) Revaluation allowance	(141.9)			-
Less Allowance for impairment	-			-
Total	83,392.0			83,392.0
Held-to-maturity debt securities				
Government and state enterprise securities	18,002.0	42.4	(81.3)	17,963.1
Private enterprise debt securities	161.0	0.0	(1.3)	159.7
Foreign debt securities	1,499.5	0.9	(1.9)	1,498.5
Total	19,662.5	43.3	(84.5)	19,621.3
Less Allowance for impairment	-			-
Total	19,662.5			19,621.3
Total current investments, net	116,958.3			116,917.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	90,468.7	46.8	(2,787.5)	87,728.0
Private enterprise debt securities	6,569.7	96.5	(145.7)	6,520.5
Foreign debt securities	597.8	3.6	(4.3)	597.1
Domestic marketable equity securities	8,630.0	4,730.6	(2,173.2)	11,187.4
Foreign marketable equity securities	777.2	1,271.0	(2.2)	2,046.0
Securities transferred to subsidiary (Note 3.4)	392.2	2,914.9	-	3,307.1
Total	107,435.6	9,063.4	(5,112.9)	111,386.1
Add (less) Revaluation allowance	7,007.4			-
Less Allowance for impairment	(3,056.9)			-
Total	111,386.1			111,386.1
Held-to-maturity debt securities				
Government and state enterprise securities	49,643.7	26.5	(777.8)	48,892.4
Private enterprise debt securities	904.6	56.6	(1.8)	959.4
Foreign debt securities	2,044.6	14.1	(4.7)	2,054.0
Total	52,592.9	97.2	(784.3)	51,905.8
Less Allowance for impairment	-			-
Total	52,592.9			51,905.8
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,885.0			11,234.2
Foreign non-marketable equity securities	2,318.7			2,566.1
Total regular equity securities	10,203.7			13,800.3
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	14.2			33.9
Non-listed securities	5,276.0			5,677.7
Total	5,290.2			5,711.6
Foreign non-marketable equity securities	190.2			174.6
Total equity securities received through debt restructuring	5,480.4			5,886.2
Total	15,684.1			19,686.5
Add (less) Allowance for transferring of investments	20.4			-
Less Allowance for impairment	(2,886.7)			-
Total	12,817.8			19,686.5
Total long-term investments, net	176,796.8			182,978.4

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	48.9	0.1	-	49.0
Domestic marketable equity securities	68.2	-	(1.1)	67.1
Total	117.1	0.1	(1.1)	116.1
Add (less) Revaluation allowance	(1.0)			-
Total	116.1			116.1
Available-for-sale securities				
Government and state enterprise securities	87,360.9	24.3	(354.8)	87,030.4
Private enterprise debt securities	2,301.5	9.6	(6.4)	2,304.7
Foreign debt securities	1,263.8	0.9	(1.5)	1,263.2
Total	90,926.2	34.8	(362.7)	90,598.3
Add (less) Revaluation allowance	(327.9)			-
Less Allowance for impairment	-			-
Total	90,598.3			90,598.3
Held-to-maturity debt securities				
Government and state enterprise securities	48,856.9	109.0	(166.6)	48,799.3
Private enterprise debt securities	294.1	0.1	-	294.2
Foreign debt securities	1,955.0	0.8	(0.3)	1,955.5
Total	51,106.0	109.9	(166.9)	51,049.0
Less Allowance for impairment	-			-
Total	51,106.0			51,049.0
Total current investments, net	141,820.4			141,763.4

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	79,342.4	172.4	(3,102.1)	76,412.7
Private enterprise debt securities	7,763.3	134.5	(168.5)	7,729.3
Foreign debt securities	2,052.2	7.8	(3.9)	2,056.1
Domestic marketable equity securities	8,627.1	5,249.5	(935.8)	12,940.8
Foreign marketable equity securities	829.5	746.7	-	1,576.2
Securities transferred to subsidiary (Note 3.4)	695.9	4,893.9	-	5,589.8
Total	99,310.4	11,204.8	(4,210.3)	106,304.9
Add (less) Revaluation allowance	9,731.5			-
Less Allowance for impairment	(2,737.0)			-
Total	106,304.9			106,304.9
Held-to-maturity debt securities				
Government and state enterprise securities	42,284.2	50.8	(838.0)	41,497.0
Private enterprise debt securities	1,128.5	64.8	(2.9)	1,190.4
Foreign debt securities	1,862.6	27.6	(0.4)	1,889.8
Total	45,275.3	143.2	(841.3)	44,577.2
Less Allowance for impairment	-			-
Total	45,275.3			44,577.2
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,714.1			9,994.7
Foreign non-marketable equity securities	2,074.0			2,083.4
Total regular equity securities	9,788.1			12,078.1
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3.0			17.7
Non-listed securities	5,276.0			7,398.5
Total	5,279.0			7,416.2
Foreign non-marketable equity securities	204.3			187.8
Total equity securities received through debt restructuring	5,483.3			7,604.0
Total	15,271.4			19,682.1
Add (less) Allowance for transferring of investments	13.5			-
Less Allowance for impairment	(2,885.6)			-
Total	12,399.3			19,682.1
Total long-term investments, net	163,979.5			170,564.2

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	13,796.2	0.2	(11.3)	13,785.1
Total	13,796.2	0.2	(11.3)	13,785.1
Add (less) Revaluation allowance	(11.1)			-
Total	13,785.1			13,785.1
Available-for-sale securities				
Government and state enterprise securities	79,644.7	49.5	(173.4)	79,520.8
Private enterprise debt securities	2,177.2	3.1	(19.5)	2,160.8
Foreign debt securities	1,288.1	0.1	(0.9)	1,287.3
Total	83,110.0	52.7	(193.8)	82,968.9
Add (less) Revaluation allowance	(141.1)			-
Less Allowance for impairment	-			-
Total	82,968.9			82,968.9
Held-to-maturity debt securities				
Government and state enterprise securities	17,969.1	42.5	(81.3)	17,930.3
Private enterprise debt securities	161.0	0.0	(1.3)	159.7
Foreign debt securities	917.3	0.3	(0.1)	917.5
Total	19,047.4	42.8	(82.7)	19,007.5
Less Allowance for impairment	-			-
Total	19,047.4			19,007.5
Total current investments, net	115,801.4			115,761.5

Million Baht

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2006

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	90,468.7	46.8	(2,787.5)	87,728.0
Private enterprise debt securities	6,569.7	96.5	(145.7)	6,520.5
Foreign debt securities	383.0	3.6	(0.8)	385.8
Domestic marketable equity securities	8,630.0	4,730.6	(2,173.2)	11,187.4
Foreign marketable equity securities	777.2	1,270.1	(2.2)	2,045.1
Securities transferred to subsidiary (Note 3.4)	392.2	2,914.9	-	3,307.1
Total	107,220.8	9,062.5	(5,109.4)	111,173.9
Add (less) Revaluation allowance	7,010.0			-
Less Allowance for impairment	(3,056.9)			-
Total	111,173.9			111,173.9
Held-to-maturity debt securities				
Government and state enterprise securities	49,643.7	26.5	(777.8)	48,892.4
Private enterprise debt securities	904.6	56.6	(1.8)	959.4
Foreign debt securities	1,331.7	5.5	-	1,337.2
Total	51,880.0	88.6	(779.6)	51,189.0
Less Allowance for impairment	-			-
Total	51,880.0			51,189.0
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,876.6			11,219.9
Foreign non-marketable equity securities	2,309.5			2,515.3
Total regular equity securities	10,186.1			13,735.2
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	14.2			33.9
Non-listed securities	5,276.0			5,677.7
Total	5,290.2			5,711.6
Foreign non-marketable equity securities	190.2			174.6
Total equity securities received through debt restructuring	5,480.4			5,886.2
Total	15,666.5			19,621.4
Add (less) Allowance for transferring of investments	20.4			-
Less Allowance for impairment	(2,886.7)			-
Total	12,800.2			19,621.4
Total long-term investments, net	175,854.1			181,984.3

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	48.9	0.1	-	49.0
Total	48.9	0.1	-	49.0
Add (less) Revaluation allowance	0.1			-
Total	49.0			49.0
Available-for-sale securities				
Government and state enterprise securities	87,360.9	24.3	(354.8)	87,030.4
Private enterprise debt securities	2,301.5	9.6	(6.4)	2,304.7
Foreign debt securities	1,029.1	-	(1.1)	1,028.0
Total	90,691.5	33.9	(362.3)	90,363.1
Add (less) Revaluation allowance	(328.4)			-
Less Allowance for impairment	-			-
Total	90,363.1			90,363.1
Held-to-maturity debt securities				
Government and state enterprise securities	48,676.9	109.0	(166.6)	48,619.3
Private enterprise debt securities	294.1	0.1	-	294.2
Foreign debt securities	1,508.6	0.7	(0.1)	1,509.2
Total	50,479.6	109.8	(166.7)	50,422.7
Less Allowance for impairment	-			-
Total	50,479.6			50,422.7
Total current investments, net	140,891.7			140,834.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Cost/ Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	79,342.4	172.4	(3,102.1)	76,412.7
Private enterprise debt securities	7,763.3	134.5	(168.5)	7,729.3
Foreign debt securities	1,467.9	5.3	(2.8)	1,470.4
Domestic marketable equity securities	8,627.1	5,249.5	(935.8)	12,940.8
Foreign marketable equity securities	829.5	746.2	-	1,575.7
Securities transferred to subsidiary (Note 3.4)	695.9	4,893.9	-	5,589.8
Total	98,726.1	11,201.8	(4,209.2)	105,718.7
Add (less) Revaluation allowance	9,729.6			-
Less Allowance for impairment	(2,737.0)			-
Total	105,718.7			105,718.7
Held-to-maturity debt securities				
Government and state enterprise securities	42,284.2	50.8	(838.0)	41,497.0
Private enterprise debt securities	1,128.5	64.8	(2.9)	1,190.4
Foreign debt securities	938.5	13.6	-	952.1
Total	44,351.2	129.2	(840.9)	43,639.5
Less Allowance for impairment	-			-
Total	44,351.2			43,639.5
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,705.7			9,981.2
Foreign non-marketable equity securities	2,058.2			2,033.7
Total regular equity securities	9,763.9			12,014.9
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3.0			17.7
Non-listed securities	5,276.0			7,398.5
Total	5,279.0			7,416.2
Foreign non-marketable equity securities	204.3			187.8
Total equity securities received through debt restructuring	5,483.3			7,604.0
Total	15,247.2			19,618.9
Add (less) Allowance for transferring of investments	13.5			-
Less Allowance for impairment	(2,879.4)			-
Total	12,381.3			19,618.9
Total long-term investments, net	162,451.2			168,977.1

Investments classified in accordance with the notification of the BOT as at June 30, 2006 and December 31, 2005 are presented in Note 4.5.8.

As at June 30, 2006, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd., and Tri Eagles Co., Ltd.

As at December 31, 2005, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd., Sammitr motors manufacturing Co., Ltd., TPT Petrochemical Public Co., Ltd., and Tri Eagles Co., Ltd.

For the half years ended June 30, 2006 and 2005, the Bank has set aside allowances for impairment of investments amounting to Baht 327.3 million and Baht 837.0 million, respectively.

As at June 30, 2006 and December 31, 2005, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 19,765.0 million and Baht 20,513.6 million, respectively (See Note 4.5.7).

As at December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In January 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 824.0 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,344.5 million, and recognized gain on sale of investment amounting to Baht 1,041.0 million.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity securities as at June 30, 2006 and December 31, 2005 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2006 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	79,644.7	87,053.7	3,415.0	170,113.4
Private enterprise debt securities	2,177.2	5,593.7	976.0	8,746.9
Foreign debt securities	1,712.0	477.9	119.9	2,309.8
Total	83,533.9	93,125.3	4,510.9	181,170.1
Add (less) Revaluation allowance	(141.9)	(246.7)	27.9	(360.7)
Less Allowance for impairment	-	(2,335.6)	(236.2)	(2,571.8)
Total	83,392.0	90,543.0	4,302.6	178,237.6
Held-to-maturity debt securities				
Government and state enterprise securities	18,002.0	27,111.6	22,532.1	67,645.7
Private enterprise debt securities	161.0	204.6	700.0	1,065.6
Foreign debt securities	1,499.5	2,007.7	36.9	3,544.1
Total	19,662.5	29,323.9	23,269.0	72,255.4
Less Allowance for impairment	-	-	-	-
Total	19,662.5	29,323.9	23,269.0	72,255.4
Total debt securities	103,054.5	119,866.9	27,571.6	250,493.0

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	87,360.9	65,684.4	13,658.0	166,703.3
Private enterprise debt securities	2,301.5	6,422.1	1,341.2	10,064.8
Foreign debt securities	1,263.8	1,929.3	122.9	3,316.0
Total	90,926.2	74,035.8	15,122.1	180,084.1
Add (less) Revaluation allowance	(327.9)	(683.6)	(24.3)	(1,035.8)
Less Allowance for impairment	-	(1,554.7)	(697.2)	(2,251.9)
Total	90,598.3	71,797.5	14,400.6	176,796.4
Held-to-maturity debt securities				
Government and state enterprise securities	48,856.9	18,986.3	23,297.9	91,141.1
Private enterprise debt securities	294.1	428.5	700.0	1,422.6
Foreign debt securities	1,955.0	1,828.1	34.5	3,817.6
Total	51,106.0	21,242.9	24,032.4	96,381.3
Less Allowance for impairment	-	-	-	-
Total	51,106.0	21,242.9	24,032.4	96,381.3
Total debt securities	141,704.3	93,040.4	38,433.0	273,177.7

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2006 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	79,644.7	87,053.7	3,415.0	170,113.4
Private enterprise debt securities	2,177.2	5,593.7	976.0	8,746.9
Foreign debt securities	1,288.1	263.1	119.9	1,671.1
Total	83,110.0	92,910.5	4,510.9	180,531.4
Add (less) Revaluation allowance	(141.1)	(243.2)	27.9	(356.4)
Less Allowance for impairment	-	(2,335.6)	(236.2)	(2,571.8)
Total	82,968.9	90,331.7	4,302.6	177,603.2
Held-to-maturity debt securities				
Government and state enterprise securities	17,969.1	27,111.6	22,532.1	67,612.8
Private enterprise debt securities	161.0	204.6	700.0	1,065.6
Foreign debt securities	917.3	1,294.9	36.8	2,249.0
Total	19,047.4	28,611.1	23,268.9	70,927.4
Less Allowance for impairment	-	-	-	-
Total	19,047.4	28,611.1	23,268.9	70,927.4
Total debt securities	102,016.3	118,942.8	27,571.5	248,530.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	87,360.9	65,684.4	13,658.0	166,703.3
Private enterprise debt securities	2,301.5	6,422.1	1,341.2	10,064.8
Foreign debt securities	1,029.1	1,345.0	122.9	2,497.0
Total	90,691.5	73,451.5	15,122.1	179,265.1
Add (less) Revaluation allowance	(328.4)	(685.0)	(24.3)	(1,037.7)
Less Allowance for impairment	-	(1,554.7)	(697.2)	(2,251.9)
Total	90,363.1	71,211.8	14,400.6	175,975.5
Held-to-maturity debt securities				
Government and state enterprise securities	48,676.9	18,986.3	23,297.9	90,961.1
Private enterprise debt securities	294.1	428.5	700.0	1,422.6
Foreign debt securities	1,508.6	904.2	34.3	2,447.1
Total	50,479.6	20,319.0	24,032.2	94,830.8
Less Allowance for impairment	-	-	-	-
Total	50,479.6	20,319.0	24,032.2	94,830.8
Total debt securities	140,842.7	91,530.8	38,432.8	270,806.3

4.4.2 As at June 30, 2006 and December 31, 2005, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	54.8	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	191.1	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					72.9	294.2	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	294.2	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Securities Type	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005 Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	52.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	180.4	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Total					72.9	232.9	
Less Allowance for impairment					-	-	
Investments in associated companies, net					72.9	232.9	

* Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not apply the equity method for such investment.

Million Baht

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
		THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2006					
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	691.2	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,540.1	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,925.7	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	54.96%	53.0	67.2	4.0
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	683.5	50.7
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	54.8	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	191.1	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd *	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					5,979.5	7,201.9	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					5,979.5	7,201.9	

* Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Securities Type	Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
			THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005				
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	723.7	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,577.0	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	1,486.6	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	54.96%	53.0	64.9	6.2
Bualuang Securities Public Co., Ltd.	Securities	Ordinary share	360.0	56.34%	571.4	675.0	11.2
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	26.59%	-	52.5	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	180.4	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Thai Digital ID Co., Ltd.*	Service	Ordinary share	50.0	30.82%	-	-	-
Total					5,979.5	6,760.1	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					5,979.5	6,760.1	

* Being associated companies of the Bank through indirect holdings of other associated companies, and the Bank did not apply the equity method for such investment.

As at June 30, 2006 and December 31, 2005, the Bank had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	Million Baht
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Agriculture and mining	-	-	-	-
Manufacturing and commercial	3,825.7	3,826.0	3,825.7	3,826.0
Real estate and construction	408.9	472.2	408.9	472.2
Utilities and services	4,475.3	6,594.7	4,475.3	6,594.7
Others	2,147.9	2,633.5	2,147.9	2,633.5
Total	10,857.8	13,526.4	10,857.8	13,526.4

Gains and losses related to investments included in statement of income for the quarters and the half years ended June 30, 2006 and 2005 are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			Million Baht
	June 30, 2006		June 30, 2005	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	11.7	(4.1)	6.8	(1.3)
Gains (losses) on sales of available-for-sale securities	13.5	(29.7)	95.9	(4.3)
Gains (losses) on sales of general investments	255.7	0.0	57.0	(19.9)
Gains on sales of investments in subsidiaries and associated companies	-	-	485.2	-
Unrealized gains (losses) on revaluation of trading securities	7.2	(1.3)	-	(0.8)
Losses on impairment of investments	-	(5.1)	-	(118.5)
Gains on debt redemption of available-for-sale securities	0.2	-	-	-
Gains on capital recovery from equity securities of general investments	1.5	-	8.1	-
Gains on investments in receivables redemption of available-for-sale securities	-	-	5.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	0.2	(21.4)	-	-

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2006		June 30, 2005	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	20.4	(5.8)	10.0	(2.4)
Gains (losses) on sales of available-for-sale securities	2,445.4	(364.1)	122.8	(17.0)
Gains (losses) on sales of general investments	255.7	0.0	603.5	(19.9)
Gains on sales of investments in subsidiaries and associated companies	-	-	485.2	-
Unrealized losses on revaluation of trading securities	-	(12.7)	-	(0.8)
Losses on impairment of investments	-	(327.3)	-	(837.0)
Gains on debt redemption of available-for-sale securities	0.2	-	2.4	-
Gains on capital recovery from equity securities of general investments	2.5	0.0	8.1	-
Gains on investments in receivables redemption of available-for-sale securities	-	-	5.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	0.5	(25.1)	-	-
Unrealized gains on transfer of investment in receivable on held-to-maturity to loans	6.2	-	-	-

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2006		June 30, 2005	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	10.3	(2.8)	6.8	(0.9)
Gains (losses) on sales of available-for-sale securities	12.4	(29.7)	95.9	(4.3)
Gains (losses) on sales of general investments	255.7	0.0	57.0	(19.9)
Gains on sales of investments in subsidiaries and associated companies	-	-	485.2	-
Unrealized gains (losses) on revaluation of trading securities	9.4	-	-	(0.5)
Losses on impairment of investments	-	(5.1)	-	(118.5)
Gains on debt redemption of available-for-sale securities	0.2	-	-	-
Gains on capital recovery from equity securities of general investments	1.5	-	8.1	-
Gains on investments in receivables redemption of available-for-sale securities	-	-	5.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	0.2	(21.4)	-	-

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			Million Baht
	June 30, 2006		June 30, 2005	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	16.7	(4.4)	10.0	(1.2)
Gains (losses) on sales of available-for-sale securities	1,620.2	(364.1)	122.8	(17.0)
Gains (losses) on sales of general investments	255.7	0.0	603.5	(19.9)
Gains on sales of investments in subsidiaries and associated companies	-	-	485.2	-
Unrealized losses on revaluation of trading securities	-	(10.9)	-	(0.6)
Losses on impairment of investments	-	(327.3)	-	(837.0)
Gains on debt redemption of available-for-sale securities	0.2	-	2.4	-
Gains on capital recovery from equity securities of general investments	2.5	0.0	8.1	-
Gains on investments in receivables redemption of available-for-sale securities	-	-	5.7	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	0.5	(25.1)	-	-

As at June 30, 2006 and December 31, 2005, the Bank had investments in 29 companies and 28 companies, respectively, whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 389.9 million and Baht 189.3 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 389.2 million and Baht 188.6 million, respectively. These companies had net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at June 30, 2006 and December 31, 2005, the Bank had investments in 12 listed companies and 14 listed companies, respectively, that are under SET delisting criteria amounting to Baht 1,849.5 million and Baht 1,860.9 million, respectively, with the fair value of Baht 1,738.6 million and Baht 1,752.0 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 111.0 million and Baht 111.0 million, respectively.

In the fourth quarter of 2004, the Central Bankruptcy Court affirmed the rehabilitation plan of a debtor of the Bank. The plan calls for the repayment of debt to creditors by various methods including the issuance of new share capital by the debtor and the sale of its shares held by the creditors as a result of previous debt restructuring agreement, or repayment by a debt for equity conversion, whichever is applicable. Such transaction would have led to an impairment of the Bank's investment in the debtor company arising from the previous debt restructuring agreement. As a result, the Bank had written off its investment in such company amounting to Baht 3,224.0 million against the allowance for doubtful accounts previously recorded for such debtor.

In the fourth quarter of 2005, the aforementioned debtor had proceeded with the rehabilitation plan. In connection therewith, the Bank had surrendered the shares received from the previous debt restructuring agreement and received partial

repayment of the company's debt. Furthermore, the Bank purchased shares in the said company amounting to Baht 1,636.1 million as allocated to the creditors according to the rehabilitation plan. The Bank is prohibited from selling, transferring, pledging or making any commitments regarding such shares for 24 months from December 13, 2005.

4.5 Loans and accrued interest receivable

As at June 30, 2006 and December 31, 2005, the Bank had impaired loans amounting to Baht 108,588.6 million and Baht 100,573.1 million, respectively.

4.5.1 Classified by product type as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Overdrafts	106,106.9	104,311.0	105,174.4	103,254.7
Loans	616,756.5	575,850.3	614,130.3	573,792.7
Bills	240,163.1	229,858.8	242,380.2	234,499.7
Hire purchase receivables	-	-	-	-
Others	465.8	456.2	465.8	456.2
Total	963,492.3	910,476.3	962,150.7	912,003.3
Add Accrued interest receivable	2,584.9	2,080.0	2,565.3	2,087.7
Less Allowance for doubtful accounts	(68,685.2)	(71,433.0)	(68,405.7)	(71,137.3)
Revaluation allowance				
for debt restructuring	(8,779.6)	(8,445.3)	(8,779.6)	(8,445.3)
Total	888,612.4	832,678.0	887,530.7	834,508.4

4.5.2 Classified by remaining maturity as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Up to 1 year*	566,391.8	546,625.4	566,202.1	549,069.3
Over 1 year	397,100.5	363,850.9	395,948.6	362,934.0
Total	963,492.3	910,476.3	962,150.7	912,003.3
Add Accrued interest receivable	2,584.9	2,080.0	2,565.3	2,087.7
Total	966,077.2	912,556.3	964,716.0	914,091.0

* Including past-due contracts

4.5.3 Classified by currency and customer's residence as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	796,303.4	2,167.4	798,470.8	756,431.9	1,994.1	758,426.0
USD	28,346.8	67,384.8	95,731.6	32,557.7	64,357.1	96,914.8
Others	5,856.7	63,433.2	69,289.9	5,725.0	49,410.5	55,135.5
	830,506.9	132,985.4	963,492.3	794,714.6	115,761.7	910,476.3
Add Accrued interest receivable			2,584.9			2,080.0
Total			966,077.2			912,556.3

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	803,100.5	2,167.4	805,267.9	765,116.4	1,994.1	767,110.5
USD	28,346.8	67,183.8	95,530.6	32,557.6	64,208.3	96,765.9
Others	5,856.7	55,495.5	61,352.2	5,725.0	42,401.9	48,126.9
	837,304.0	124,846.7	962,150.7	803,399.0	108,604.3	912,003.3
Add Accrued interest receivable			2,565.3			2,087.7
Total			964,716.0			914,091.0

4.5.4 Classified by business type and in accordance with the notification of the BOT as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2006					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	16,478.2	267.6	191.9	395.1	1,061.4	18,394.2
Manufacturing and commercial	486,019.3	8,554.2	21,632.5	7,152.0	43,934.9	567,292.9
Real estate and construction	58,951.8	4,294.4	1,364.7	1,163.3	11,127.6	76,901.8
Utilities and services	115,640.4	881.3	841.9	2,130.9	4,873.8	124,368.3
Housing loans	81,859.2	769.6	525.9	887.5	5,311.7	89,353.9
Others	80,655.8	370.6	2,927.2	526.4	2,701.2	87,181.2
	839,604.7	15,137.7	27,484.1	12,255.2	69,010.6	963,492.3
Add Accrued interest receivable						2,584.9
Total						966,077.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	16,233.1	272.3	207.9	422.4	1,580.7	18,716.4
Manufacturing and commercial	464,920.4	9,908.4	9,301.6	17,211.6	35,552.3	536,894.3
Real estate and construction	50,169.9	4,667.6	880.8	5,056.3	9,871.1	70,645.7
Utilities and services	109,039.7	707.3	993.5	2,340.0	4,966.7	118,047.2
Housing loans	77,672.0	941.4	483.3	943.7	6,546.4	86,586.8
Others	72,037.1	3,134.2	880.6	377.4	3,156.6	79,585.9
	790,072.2	19,631.2	12,747.7	26,351.4	61,673.8	910,476.3
Add Accrued interest receivable						2,080.0
Total						912,556.3

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,862.8	267.6	191.9	395.1	1,061.4	17,778.8
Manufacturing and commercial	479,990.4	8,514.5	21,620.9	7,141.6	43,801.2	561,068.6
Real estate and construction	58,584.4	4,294.4	1,364.7	1,163.3	11,126.2	76,533.0
Utilities and services	115,344.9	881.3	841.9	2,130.9	4,873.8	124,072.8
Housing loans	81,716.4	769.6	524.8	886.1	5,309.9	89,206.8
Others	86,976.4	359.5	2,927.2	526.4	2,701.2	93,490.7
	838,475.3	15,086.9	27,471.4	12,243.4	68,873.7	962,150.7
Add Accrued interest receivable						2,565.3
Total						964,716.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	15,845.3	272.3	207.9	422.4	1,567.3	18,315.2
Manufacturing and commercial	459,304.1	9,908.4	9,274.0	17,211.6	35,427.6	531,125.7
Real estate and construction	49,876.0	4,667.6	880.8	5,056.3	9,869.5	70,350.2
Utilities and services	108,805.3	707.3	993.5	2,340.0	4,966.7	117,812.8
Housing loans	77,543.4	941.4	481.1	940.4	6,521.2	86,427.5
Others	80,425.0	3,134.2	880.6	377.4	3,154.7	87,971.9
	791,799.1	19,631.2	12,717.9	26,348.1	61,507.0	912,003.3
Add Accrued interest receivable						2,087.7
Total						914,091.0

4.5.5 As at June 30, 2006 and December 31, 2005, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2006			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	841,976.7	367,436.2	1	3,674.4
Special mentioned	15,285.5	5,184.4	2	103.7
Substandard	27,549.2	10,765.3	20	2,153.1
Doubtful	12,255.2	4,368.7	50	2,184.4
Doubtful of loss	69,010.6	35,600.2	100	37,687.5
Total	966,077.2	423,354.8		45,803.1
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				22,881.9
Total				68,685.0*

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 0.2 million (See Note 4.6).

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	791,980.8	355,963.3	1	3,559.6
Special mentioned	19,790.0	4,978.0	2	99.6
Substandard	12,760.1	4,338.7	20	867.8
Doubtful	26,351.4	8,518.2	50	4,259.1
Doubtful of loss	61,674.0	28,625.1	100	30,885.1
Total	912,556.3	402,423.3		39,671.2
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				31,741.0
Total				71,412.2*

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2006			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	840,827.6	368,819.8	1	3,688.3
Special mentioned	15,234.8	5,133.7	2	102.7
Substandard	27,536.5	10,752.6	20	2,150.5
Doubtful	12,243.4	4,357.6	50	2,178.8
Doubtful of loss	68,873.7	35,549.3	100	37,636.6
Total	964,716.0	424,613.0		45,756.9
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				22,648.6
Total				68,405.5**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 20.8 million (See Note 4.6).

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 0.2 million (See Note 4.6).

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	793,715.5	359,862.7	1	3,598.6
Special mentioned	19,790.0	4,978.0	2	99.6
Substandard	12,730.3	4,308.9	20	861.8
Doubtful	26,348.1	8,514.9	50	4,257.4
Doubtful of loss	61,507.1	28,542.7	100	30,802.7
Total	914,091.0	406,207.2		39,620.1
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				31,496.4
Total				71,116.5*

As at June 30, 2006 and December 31, 2005, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Unearned discounts	458.9	313.5	424.4	283.3

4.5.6 As at June 30, 2006 and December 31, 2005, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2006				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.3	25.7	25.7
Listed companies identified for delisting	12	10,502.2	8,754.8	495.8	495.8
Total	13	10,528.2	8,755.1	521.5	521.5

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 20.8 million (See Note 4.6).

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.0	27.2	27.2
Listed companies identified for delisting	17	11,400.7	8,427.5	304.6	304.6
Total	19	11,428.2	8,427.5	331.8	331.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2006				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.3	25.7	25.7
Listed companies identified for delisting	12	10,502.2	8,754.8	495.8	495.8
Total	13	10,528.2	8,755.1	521.5	521.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	2	27.5	0.0	27.2	27.2
Listed companies identified for delisting	17	11,400.7	8,427.5	304.6	304.6
Total	19	11,428.2	8,427.5	331.8	331.8

4.5.7 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable

promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at June 30, 2006 and December 31, 2005, the Bank recorded the provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 1,469.6 million and Baht 1,279.6 million, respectively (See Note 3.12).

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2006 in the amount of Baht 25,524.5 million, and for the half year ended June 30, 2006, TAMC had revised the balance of assets transferred by the Bank prior to 2004 downwards in the net amount of Baht 25.6 million (See Note 4.4.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2005 in the amount of Baht 25,550.1 million, and for the year ended December 31, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 126.2 million (See Note 4.4.1).

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2005 in the amount of Baht 25,423.9 million, and for the half year ended June 30, 2005, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 28.3 million (See Note 4.4.1).

As at June 30, 2006, December 31, 2005 and June 30, 2005, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 19,765.0 million, Baht 20,513.6 million and Baht 22,075.4 million, respectively (See Note 4.4.1).

For the half year ended June 30, 2006 and for the year ended December 31, 2005, the non-negotiable promissory notes have been redeemed by TAMC prior to maturity amounting to Baht 723.0 million and Baht 2,696.0 million, respectively (See Note 4.4.1).

4.5.8 As at June 30, 2006 and December 31, 2005, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2006				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	841,976.7	-	-	-	841,976.7
Special mentioned	15,285.5	-	-	0.9	15,286.4
Substandard	27,549.2	-	-	-	27,549.2
Doubtful	12,255.2	-	-	0.0	12,255.2
Doubtful of loss	69,010.6	7,202.4	2,869.2	825.8	79,908.0
Loss	-	-	-	-	-
Total	966,077.2	7,202.4	2,869.2	826.7	976,975.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2005				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	791,980.8	-	-	-	791,980.8
Special mentioned	19,790.0	-	-	0.0	19,790.0
Substandard	12,760.1	-	-	1.1	12,761.2
Doubtful	26,351.4	-	-	0.0	26,351.4
Doubtful of loss	61,674.0	7,273.0	2,759.3	721.4	72,427.7
Loss	-	-	-	-	-
Total	912,556.3	7,273.0	2,759.3	722.5	923,311.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2006				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	840,827.6	-	-	-	840,827.6
Special mentioned	15,234.8	-	-	0.9	15,235.7
Substandard	27,536.5	-	-	-	27,536.5
Doubtful	12,243.4	-	-	0.0	12,243.4
Doubtful of loss	68,873.7	7,186.9	2,358.9	825.8	79,245.3
Loss	-	-	-	-	-
Total	964,716.0	7,186.9	2,358.9	826.7	975,088.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	793,715.5	-	-	-	793,715.5
Special mentioned	19,790.0	-	-	0.0	19,790.0
Substandard	12,730.3	-	-	1.1	12,731.4
Doubtful	26,348.1	-	-	0.0	26,348.1
Doubtful of loss	61,507.1	7,250.3	2,251.7	721.4	71,730.5
Loss	-	-	-	-	-
Total	914,091.0	7,250.3	2,251.7	722.5	924,315.5

4.5.9 Troubled debt restructurings

Details of the restructured debts of the Bank for the half years ended June 30, 2006 and 2005, classified into the restructuring methods are as follows :

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	90	2,855.7	Land, building, condominium, machinery, leasehold, share capital	2,842.9
Debt restructuring in various forms	10,638	28,050.3		
Total	10,728	30,906.0		

The weighted average tenure of the above mentioned restructuring is 3.2 years; and the total debt outstanding after debt restructuring is Baht 30,747.0 million.

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2005		Million Baht
Asset transfer	260	1,291.3	Land, building, share capital	1,314.4
Debt restructuring in various forms	11,033	36,314.0		
Total	11,293	37,605.3		

The weighted average tenure of the above mentioned restructuring is 4.6 years; and the total debt outstanding after debt restructuring is Baht 37,559.0 million.

For the quarter and the half year ended June 30, 2006, the Bank recognized interest income from restructured debts amounting to Baht 1,581.6 million and Baht 3,399.4 million, respectively.

For the quarter and the half year ended June 30, 2005, the Bank recognized interest income from restructured debts amounting to Baht 1,709.2 million and Baht 4,025.8 million, respectively.

As at June 30, 2006 and December 31, 2005, the Bank had balance of loan to restructured debtors amounting to Baht 145,474.1 million and Baht 150,263.0 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the half years ended June 30, 2006 and 2005 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

4.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at June 30, 2006 and December 31, 2005 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement	Total
Balance brought forward	3,559.6	99.6	867.8	4,259.3	30,905.8	31,740.9	71,433.0
Doubtful accounts	114.9	4.1	1,285.2	(2,074.9)	6,781.9	(4,135.7)	1,975.5
Bad debt recovered	-	-	-	-	-	794.3	794.3
Bad debt written off	-	-	-	-	-	(4,906.0)	(4,906.0)
Others	-	-	-	-	-	(611.6)	(611.6)
Balance carried forward	3,674.5	103.7	2,153.0	2,184.4	37,687.7	22,881.9	68,685.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement	Total
Balance brought forward	3,882.0	159.7	1,279.3	13,753.5	38,782.1	34,207.0	92,063.6
Doubtful accounts	(318.7)	(56.8)	(410.7)	(9,494.1)	(7,781.7)	27,969.7	9,907.7
Bad debt recovered	-	-	-	-	(5.2)	683.2	678.0
Bad debt written off	-	-	-	-	(0.3)	(31,472.8)	(31,473.1)
Others	(3.7)	(3.3)	(0.8)	(0.1)	(89.1)	353.8	256.8
Balance carried forward	3,559.6	99.6	867.8	4,259.3	30,905.8	31,740.9	71,433.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement	Total
Balance brought forward	3,598.6	99.6	861.8	4,257.5	30,823.4	31,496.4	71,137.3
Doubtful accounts	89.7	3.1	1,288.7	(2,078.7)	6,813.4	(4,159.2)	1,957.0
Bad debt recovered	-	-	-	-	-	793.9	793.9
Bad debt written off	-	-	-	-	-	(4,883.1)	(4,883.1)
Others	-	-	-	-	-	(599.4)	(599.4)
Balance carried forward	3,688.3	102.7	2,150.5	2,178.8	37,636.8	22,648.6	68,405.7

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2005

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement	Total
Balance brought forward	3,920.0	156.3	1,278.2	13,752.4	38,614.4	33,964.7	91,686.0
Doubtful accounts	(321.4)	(56.7)	(416.4)	(9,494.9)	(7,791.0)	27,943.2	9,862.8
Bad debt recovered	-	-	-	-	-	683.2	683.2
Bad debt written off	-	-	-	-	-	(31,472.8)	(31,472.8)
Others	-	-	-	-	-	378.1	378.1
Balance carried forward	3,598.6	99.6	861.8	4,257.5	30,823.4	31,496.4	71,137.3

As at June 30, 2006, the allowance for doubtful accounts of Baht 68,685.2 million and Baht 68,405.7 million in the consolidated and the Bank's financial statements, respectively, include an allowance for doubtful accounts for legal expense paid in advance of Baht 0.2 million (See Note 4.5.5).

As at December 31, 2005, the allowance for doubtful accounts of Baht 71,433.0 million and Baht 71,137.3 million in the consolidated and the Bank's financial statements, respectively, include an allowance for doubtful accounts for legal expense paid in advance of Baht 20.8 million (See Note 4.5.5).

As at June 30, 2006 and December 31, 2005, the Bank had established allowance for doubtful accounts in excess of the minimum level required by the BOT's guideline as described in Note 3.6 since the Bank takes into consideration potential additional loss from the debtors not being able to perform according to the lending agreements.

As at June 30, 2006 and December 31, 2005, the Bank classified its assets and provisions for loan losses using guidelines in the BOT's notification on the subject of worthless or irrecoverable assets and assets with doubtful value of recoverability dated August 23, 2004 which repealed the regulations for collateral valuation and appraisal for the assets that have been valued or appraised over 12 months, as previously prescribed that it can be deducted from outstanding balance before provisioning by no more than 50% of valuation or appraised value. Accordingly, the Bank applies by no more than 90% of valuation or appraised value of collateral to be deducted from the debtor's outstanding balance before provisioning. In addition, the Bank has amended its regulations on provisioning for assets classified as doubtful of loss that have not been undertaken debt restructuring or filed lawsuit against the debtors, by which the Bank has increased the provisions for outstanding balance after being deducted with provisions already set. The rate of additional provisions is subject to overdue payment period. On May 4, 2005, the BOT had announced the new notification on collateral appraisal of financial institutions which required the financial institutions to perform appraisal or revaluation of all collaterals minimum every 3 years in order to deduct from the book value of loans before provisioning. This will not include immovable properties received from debts settlement or purchased from auction which have to be valued or appraisal every year. As at June 30, 2006, the Bank has already performed appraisal or revaluation in accordance with the above notification.

4.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at June 30, 2006 and December 31, 2005 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	**December 31, 2005**	**June 30, 2006**	**December 31, 2005**
Balance brought forward	8,445.3	17,679.9	8,445.3	17,679.9
Increase during the period	1,337.4	1,599.5	1,337.4	1,599.5
Write off/ decrease during the period	(1,003.1)	(10,834.1)	(1,003.1)	(10,834.1)
Balance carried forward	8,779.6	8,445.3	8,779.6	8,445.3

4.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at June 30, 2006 and December 31, 2005 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006

Type of Properties Foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	52,733.4	2,965.0	(3,835.7)	51,862.7
Movable assets	556.1	13.8	(193.9)	376.0
Total	53,289.5	2,978.8	(4,029.6)	52,238.7
Others	131.2	-	(26.2)	105.0
Total properties foreclosed	53,420.7	2,978.8	(4,055.8)	52,343.7
Less Allowance for impairment	(6,616.7)	(1,522.4)	154.0	(7,985.1)
Total properties foreclosed, net	46,804.0	1,456.4	(3,901.8)	44,358.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

Type of Properties Foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	44,160.6	11,779.1	(3,206.3)	52,733.4
Movable assets	676.7	32.0	(152.6)	556.1
Total	44,837.3	11,811.1	(3,358.9)	53,289.5
Others	97.2	34.0	-	131.2
Total properties foreclosed	44,934.5	11,845.1	(3,358.9)	53,420.7
Less Allowance for impairment	(5,667.1)	(1,131.1)	181.5	(6,616.7)
Total properties foreclosed, net	39,267.4	10,714.0	(3,177.4)	46,804.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2006

Type of Properties Foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	44,733.0	2,965.0	(3,922.2)	43,775.8
Movable assets	556.1	13.8	(193.9)	376.0
Total	45,289.1	2,978.8	(4,116.1)	44,151.8
Others	131.2	-	(26.2)	105.0
Total properties foreclosed	45,420.3	2,978.8	(4,142.3)	44,256.8
Less Allowance for impairment	(5,785.4)	(1,379.3)	151.8	(7,012.9)
Total properties foreclosed, net	39,634.9	1,599.5	(3,990.5)	37,243.9

Type of Properties Foreclosed	Million Baht THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2005 Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	36,174.2	11,779.1	(3,220.3)	44,733.0
Movable assets	676.7	32.0	(152.6)	556.1
Total	36,850.9	11,811.1	(3,372.9)	45,289.1
Others	97.2	34.0	-	131.2
Total properties foreclosed	36,948.1	11,845.1	(3,372.9)	45,420.3
Less Allowance for impairment	(4,870.2)	(1,072.7)	157.5	(5,785.4)
Total properties foreclosed, net	32,077.9	10,772.4	(3,215.4)	39,634.9

Properties foreclosed classified in accordance with the notification of the BOT as at June 30, 2006 and December 31, 2005 are presented in Note 4.5.8.

In accordance with the BOT's circular letter number ThorPorTor. SorNorSor. (31) Wor. 166/2547 regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004, which was effective since July 2, 2004, the Bank is required to disclose transactions according to the criteria stated in such circular letter. For the quarters and the half years ended June 30, 2006 and 2005, the transactions are as follows :

Type of Sale of Properties Foreclosed	Income Recognition Method	Million Baht CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2006 Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	419.3	(44.0)
Sale to subsidiary*	Per cost recovery	-	-	-

Type of Sale of Properties Foreclosed	Income Recognition Method	Million Baht CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006 Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	835.5	(89.6)
Sale to subsidiary*	Per cost recovery	-	-	-

* The Bank sold properties foreclosed to a subsidiary at its net book value, therefore, there was no gain or loss to the Bank from these sale transactions (See Note 4.27).

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2005		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	1.5	0.4	-
Sale to public	Per cost recovery	-	137.8	(6.1)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2005		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	1.5	0.6	-
Sale to public	Per cost recovery	-	224.4	(9.5)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2006		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	416.9	(38.8)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	833.1	(79.6)
Sale to subsidiary*	Per cost recovery	-	-	-

* The Bank sold properties foreclosed to a subsidiary at its net book value, therefore, there was no gain or loss to the Bank from these sale transactions (See Note 4.27).

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2005		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	1.5	0.4	-
Sale to public	Per cost recovery	-	137.2	(6.0)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2005		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	1.5	0.6	-
Sale to public	Per cost recovery	-	223.2	(8.8)
Sale to subsidiary*	Per cost recovery	-	-	-

* The Bank sold properties foreclosed to a subsidiary at its net book value, therefore, there was no gain or loss to the Bank from these sale transactions (See Note 4.27).

4.9 Premises and equipment, net

Premises and equipment consisted of the following as at June 30, 2006 and December 31, 2005 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,988.9	-	-	(86.5)	6,902.4	-	-	-	-	-	6,902.4
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,900.3	2.5	(26.6)	(54.5)	8,821.7	5,357.4	153.8	(26.6)	(30.6)	5,454.0	3,367.7
Appraisal increase (year 2005)	20,605.7	-	(240.9)	-	20,364.8	12,339.2	449.0	(179.3)	-	12,608.9	7,755.9
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(86.5)	(4.9)	-	-	(91.4)	(106.1)
Equipment	16,190.9	910.4	(398.4)	(65.3)	16,637.6	11,232.4	844.2	(122.5)	(48.6)	11,905.5	4,732.1
Others	356.0	293.0	(493.7)	-	155.3	-	-	-	-	-	155.3
Total	61,925.6	1,205.9	(1,159.6)	(206.3)	61,765.6	28,842.5	1,442.1	(328.4)	(79.2)	29,877.0	31,888.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	7,034.3	21.2	(28.7)	(37.9)	6,988.9	-	-	-	-	-	6,988.9
Appraisal increase (year 2005)	10,201.0	805.2	(304.7)	(509.2)	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(909.5)	(248.3)	7.2	39.6	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,768.9	150.8	(14.8)	(4.6)	8,900.3	5,038.3	322.8	(8.1)	4.4	5,357.4	3,542.9
Appraisal increase (year 2005)	15,204.3	6,254.4	(8.5)	(844.5)	20,605.7	10,754.7	812.7	(4.9)	776.7	12,339.2	8,266.5
Appraisal decrease (year 2005)	(505.2)	(32.1)	6.0	333.8	(197.5)	-	(16.0)	2.5	(73.0)	(86.5)	(111.0)
Equipment	15,192.3	2,237.6	(1,264.4)	25.4	16,190.9	10,636.9	1,618.0	(1,045.8)	23.3	11,232.4	4,958.5
Others	960.1	1,275.6	(1,880.1)	0.4	356.0	-	-	-	-	-	356.0
Total	55,946.2	10,464.4	(3,488.0)	(997.0)	61,925.6	26,429.9	2,737.5	(1,056.3)	731.4	28,842.5	33,083.1

As at June 30, 2006 and December 31, 2005, the Bank and its subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,847.1 million and Baht 7,654.6 million, respectively, and amounting to Baht 1,869.1 million and Baht 7,422.2 million, respectively.

Million Baht

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2006

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,981.2	-	-	(86.2)	6,895.0	-	-	-	-	-	6,895.0
Appraisal increase (year 2005)	10.192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,758.9	2.5	(26.6)	(48.8)	8,686.0	5,298.6	152.7	(26.6)	(28.2)	5,396.5	3,289.5
Appraisal increase (year 2005)	20,605.7	-	(240.9)	-	20,364.8	12,339.2	449.0	(179.3)	-	12,608.9	7,755.9
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(86.5)	(4.9)	-	-	(91.4)	(106.1)
Equipment	15,948.6	891.1	(387.7)	(63.1)	16,388.9	11,084.1	824.3	(112.9)	(46.8)	11,748.7	4,640.2
Others	351.2	290.9	(490.6)	-	151.5	-	-	-	-	-	151.5
Total	61,529.4	1,184.5	(1,145.8)	(198.1)	61,370.0	28,635.4	1,421.1	(318.8)	(75.0)	29,662.7	31,707.3

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2005

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	7,026.9	21.2	(28.7)	(38.2)	6,981.2	-	-	-	-	-	6,981.2
Appraisal increase (year 2005)	10,201.0	805.2	(304.7)	(509.2)	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(909.5)	(248.3)	7.2	39.6	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,641.5	144.0	(14.8)	(11.8)	8,758.9	4,984.4	321.0	(8.0)	1.2	5,298.6	3,460.3
Appraisal increase (year 2005)	15,204.3	6,254.4	(8.5)	(844.5)	20,605.7	10,754.7	812.7	(4.9)	776.7	12,339.2	8,266.5
Appraisal decrease (year 2005)	(505.2)	(32.1)	6.0	333.8	(197.5)	-	(16.0)	2.5	(73.0)	(86.5)	(111.0)
Equipment	14,965.8	2,169.2	(1,208.5)	22.1	15,948.6	10,499.0	1,581.1	(1,017.0)	21.0	11,084.1	4,864.5
Others	952.5	1,266.9	(1,868.2)	-	351.2	-	-	-	-	-	351.2
Total	55,577.3	10,380.5	(3,420.2)	(1,008.2)	61,529.4	26,238.1	2,698.8	(1,027.4)	725.9	28,635.4	32,894.0

As at June 30, 2006 and December 31, 2005, the Bank had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 1,804.7 million and Baht 7,577.7 million, respectively, and amounting to Baht 1,824.9 million and Baht 7,339.4 million, respectively.

4.10 Deposits

4.10.1 Classified by product as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Demand	55,098.5	55,730.8	54,136.2	54,947.7
Savings	488,664.5	563,838.0	488,969.4	563,894.8
Fixed				
Up to 6 months	354,661.9	381,005.1	354,039.3	379,898.8
6 months-less than 1 year	248,962.6	37,436.0	248,116.0	36,713.8
1 year and over	107,375.3	123,847.3	103,759.6	120,050.5
Negotiable certificates of deposit	1,632.4	1,644.0	1,038.2	1,024.6
Total	1,256,395.2	1,163,501.2	1,250,058.7	1,156,530.2

4.10.2 Classified by remaining maturity as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Up to 1 year	1,249,050.8	1,152,446.2	1,242,982.9	1,145,666.7
Over 1 year	7,344.4	11,055.0	7,075.8	10,863.5
Total	1,256,395.2	1,163,501.2	1,250,058.7	1,156,530.2

4.10.3 Classified by currency and customer's residence as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,099,434.7	41,190.3	1,140,625.0	1,029,755.3	40,359.9	1,070,115.2
USD	13,497.3	38,070.4	51,567.7	14,094.0	34,712.8	48,806.8
Others	3,893.4	60,309.1	64,202.5	4,265.5	40,313.7	44,579.2
Total	1,116,825.4	139,569.8	1,256,395.2	1,048,114.8	115,386.4	1,163,501.2

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,099,900.7	41,190.3	1,141,091.0	1,029,968.5	40,359.9	1,070,328.4
USD	13,427.1	38,057.9	51,485.0	14,052.9	34,712.2	48,765.1
Others	3,760.1	53,722.6	57,482.7	4,143.4	33,293.3	37,436.7
Total	1,117,087.9	132,970.8	1,250,058.7	1,048,164.8	108,365.4	1,156,530.2

4.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	11.6	8,627.5	8,639.1	12.1	9,274.0	9,286.1
Commercial banks	859.1	-	859.1	432.6	1,061.0	1,493.6
Other banks	196.5	2,036.9	2,233.4	154.7	194.0	348.7
Finance companies, Finance and securities companies, securities companies and credit foncier companies	1,317.8	342.4	1,660.2	1,585.4	46.9	1,632.3
Other financial institutions	1,741.5	639.6	2,381.1	1,909.9	118.0	2,027.9
Total domestic items	4,126.5	11,646.4	15,772.9	4,094.7	10,693.9	14,788.6
Foreign items						
USD	556.9	13,356.0	13,912.9	473.9	18,972.6	19,446.5
JPY	8.8	599.1	607.9	3.0	453.6	456.6
Others	1,650.6	12,348.6	13,999.2	2,183.4	7,451.7	9,635.1
Total foreign items	2,216.3	26,303.7	28,520.0	2,660.3	26,877.9	29,538.2
Total domestic and foreign items	6,342.8	37,950.1	44,292.9	6,755.0	37,571.8	44,326.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	11.6	8,627.5	8,639.1	12.1	9,274.0	9,286.1
Commercial banks	859.1	-	859.1	432.6	1,061.0	1,493.6
Other banks	196.5	2,036.9	2,233.4	154.7	194.0	348.7
Finance companies, Finance and securities companies, securities companies and credit foncier companies	1,467.1	342.4	1,809.5	1,606.2	46.9	1,653.1
Other financial institutions	1,741.5	639.6	2,381.1	1,909.9	118.0	2,027.9
Total domestic items	4,275.8	11,646.4	15,922.2	4,115.5	10,693.9	14,809.4
Foreign items						
USD	572.3	13,608.3	14,180.6	506.4	19,021.9	19,528.3
JPY	9.9	599.1	609.0	3.6	453.6	457.2
Others	1,674.5	11,817.8	13,492.3	2,197.2	7,180.5	9,377.7
Total foreign items	2,256.7	26,025.2	28,281.9	2,707.2	26,656.0	29,363.2
Total domestic and Foreign items	6,532.5	37,671.6	44,204.1	6,822.7	37,349.9	44,172.6

4.12 Securities sold under repurchase agreements

Securities sold under repurchase agreements consisted of the following as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Government bonds and Bank of Thailand bonds	5,000.0	-	5,000.0	-

4.13 Borrowings

4.13.1 Classified by types of securities and sources of fund as at June 30, 2006 and December 31, 2005, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Unsecured subordinated notes	-	27,413.9	27,413.9	-	29,451.3	29,451.3
Borrowings under repurchase agreement	-	213.2	213.2	-	-	-
Less Discount on borrowings	-	(7,339.1)	(7,339.1)	-	(7,663.2)	(7,663.2)
Total	-	20,288.0	20,288.0	-	21,788.1	21,788.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Unsecured subordinated notes	-	27,413.9	27,413.9	-	29,451.3	29,451.3
Less Discount on borrowings	-	(7,339.1)	(7,339.1)	-	(7,663.2)	(7,663.2)
Total	-	20,074.8	20,074.8	-	21,788.1	21,788.1

4.13.2 Classified by types of securities, currency, maturity and interest rate as at June 30, 2006 and December 31, 2005, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	**Currency**	**Maturity**	**Interest Rate**	**Amount**	
				June 30, 2006	**December 31, 2005**
Short-term borrowings					
Unsecured subordinated notes (Notes 4.14 and 4.17)	USD	2007	8.75%	10,206.1	-
Borrowings under repurchase agreement	MYR	2006	2.60% - 3.30%	213.2	-
Less Discount on borrowings				(475.9)	-
Total short-term borrowings				9,943.4	-
Long-term borrowings					
Unsecured subordinated notes (Notes 4.14 and 4.17)	USD	2007 - 2029	8.25% - 9.025%	17,207.8	29,451.3
Less Discount on borrowings				(6,863.2)	(7,663.2)
Total long-term borrowings				10,344.6	21,788.1
Total				20,288.0	21,788.1

Types	Currency	Maturity	Interest Rate	Amount June 30, 2006	Amount December 31, 2005
				Million Baht	
				THE BANK'S FINANCIAL STATEMENTS	
Short-term borrowings					
Unsecured subordinated notes					
(Notes 4.14 and 4.17)	USD	2007	8.75%	10,206.1	-
Less Discount on borrowings				(475.9)	-
Total short-term borrowings				9,730.2	-
Long-term borrowings					
Unsecured subordinated notes					
(Notes 4.14 and 4.17)	USD	2007 - 2029	8.25% - 9.025%	17,207.8	29,451.3
Less Discount on borrowings				(6,863.2)	(7,663.2)
Total long-term borrowings				10,344.6	21,788.1
Total				20,074.8	21,788.1

4.14 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed the remaining USD 0.5 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On August 30, 2002, the Bank redeemed the remaining USD 4.75 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On September 15, 2005, the Bank redeemed the remaining USD 27.85 million of 7.25% unsecured subordinated notes due 2005.

4.15 Bonds

On April 5, 2000, the shareholders passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities Exchange Committee (SEC). The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The shareholders also approved the allocation of 292 million ordinary shares, to be reserved additionally with 208 million ordinary shares which remain unexercised, totaling 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bond holders.

On April 9, 2004, the shareholders approved the reconsideration of resolutions of the shareholders' meeting convened on April 5, 2000 and approved for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds"). The shareholders also approved the allocation ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 4.19).

4.16 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

4.17 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS) Baht 46,000 million to Bualuang CAPS Fund, with a minimum return of 11.00 % p.a. and a maximum return of 22.25% p.a., payable quarterly, whereby CAPS consist of two groups of securities as follows:

The first group of securities consisted of 345,000 Class A preferred shares with a par value of Baht 10 per share and 345,000 units of subordinated perpetual bonds (Group 1 Subordinated Bonds) Offering total Baht 34,500 million. The important aspect of securities are as follows:

- Class A preferred shares are non-cumulative where the dividend payment is dependent upon the ordinary shares' dividend payment. If the Bank declares dividend on the ordinary shares, as long as the Bank still pays interest on Group 1 Subordinated Bonds in full on each due date or when the liquidation preference is reduced to equal the par value of the Preferred Shares, the Bank will pay a dividend of Baht 1 per share on the Preferred Shares. If the Bank has not paid interest on Group 1 Subordinated Bonds in full on each due date, the Bank will pay the dividend on the Preferred Shares an amount equal the interest on Group 1 Subordinated Bonds less the amount of interest already paid in such year.

- The Group 1 Subordinated Bonds is perpetual bonds with a coupon of 15.00% p.a., payable semi-annually, the interest will be paid only when the Bank has paid dividend on the Preferred Shares. The unpaid interest for any year will not be carried forward to the subsequent year. The Bank may redeem the Group 1 Subordinated Bonds subject to the approval by the BOT under the following conditions:

  - on or after 5 years from the issue date; or

  - the Preferred Shares Cum Group 1 Subordinated Bonds can no longer be counted as Tier 1 capital; or

- the interests on the Group 1 Subordinated Bonds are no longer tax deductible; or

- the Bank can raise an equivalent or greater amount of fund to replace the Group 1 Subordinated Bonds; or if the Bank's Tier 1 capital ratio, after the redemption of these Bonds, exceeds the minimum ratio stipulated by the BOT.

In addition, the Bank has entered into The Master Investment Agreement for investment in securities with Bualuang CAPS Fund, which has terms and conditions relating to the transfer of securities, redemption of the bonds, reduction of liquidation preference of the preferred shares, payment to the preferred shareholders as specified in the Articles of Association of the Bank, and ratio of conversion into the Bank's ordinary share of the preferred share at 1:1.

The second group of securities issued consisted of 469,200 units of discounted zero coupon subordinated bonds and subordinated convertible bonds with a par value of Baht 100,000 per unit. The total issuance price of such bonds was Baht 11,500 million. The bonds serially mature in 29 series. Bond series 1 to 20 serially mature at intervals of 3 months and mature within 3 months to 5 years. Each Bond series has a par value of Baht 1,265 million and Bonds series 21-28 consisted of subordinated convertible bonds, which have a maturity between 5 years 3 months and 7 years with a maturity interval of 3 months. These bonds have a par value 1,265 million per series. Bond series 29 has a par value of Baht 11,500 million, and a maturity of 7 years.

The Bank has the option to call all of the Bonds in the second group (series 21-29) on or after 5 years from the date of issue at the accreted value. On the redemption date, if the average closing price of the Bank's ordinary shares traded on the main board of the SET within the period of 10 business days before the redemption date is not less than 120% of convertible price and the closing price before the redemption date is not less than 120% of convertible price, the remaining subordinated bonds in the second group shall be converted into the Bank's ordinary shares at Baht 100 per share.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. and when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.

- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.

- The Bank was granted the right to redeem Group 1 Securities and Group 2 Securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

According to the ICAAT's interpretation of accounting standard No.3 on the issue of compound financial instruments by financial institutions (See Note 3.17), in summary, the first group of securities should be separated into 3 parts : 1) liabilities 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred shares (Baht 15.2 million) is not material, it was included as liabilities in the balance sheets until September 29, 2005 when the preferred shares were fully redeemed.

Had the Bank accounted for the first group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration (currently Department of Business Development) on April 16, 1999, the presentation in the balance sheets would be separated into 2 parts : 1) preferred shares and 2) premium on preferred shares, until the redemption date of the preferred shares as mentioned above.

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. On July 7, 2004, the Bank had converted 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount.

On July 29, 2005, the Board of Directors of the Bank has passed the resolutions to the effect that the remaining amount of CAPS amounting to Baht 17,554.0 million be redeemed under the conditions that the Bank must have already obtained an approval of the BOT and/or any relevant authorities.

On August 25, 2005, the Bank was approved by BOT for the redemption of all remaining amount of CAPS. On September 29, 2005, the Bank redeemed of all the remaining amount of CAPS amounting to Baht 17,554.0 million.

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS (See Note 4.19).

4.18 Provisions for off-balance sheet contingencies

As at June 30, 2006, provisions for off-balance sheet contingencies are as follows :

	Million Baht THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2006
Balance brought forward	720.0
Increase during the period	499.8
Written off/reversal during the period	(467.8)
Balance carried forward	752.0

Disclosures for the consolidated financial statements for provisions for off-balance sheet contingencies which occurred during the half year ended June 30, 2006 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

4.19 Share capital

As at June 30, 2006 and December 31, 2005, the Bank had registered share capital of Baht 40,000,000,000 divided into 4,000,000,000 shares with par value of Baht 10 each, comprising of ordinary shares and preferred shares with details as follows for December 31, 2005 :

4.19.1 3,998,213,345 ordinary shares, consisting of :

- 1,908,842,894 ordinary shares which are issued and paid-up,
- 1,339,502,106 unissued ordinary shares which shall be allocated for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by the custodian or by any other similar arrangements and may be issued and offered for sale in foreign markets and/or domestic markets in full amount or in part overtime,
- 50,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds of CAPS, which had already been issued (See Note 4.17),
- 500,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds and/or convertible bonds, which remain unissued (See Note 4.15),
- 200,000,000 unissued ordinary shares which are reserved for the exercise of right to purchase ordinary shares of the warrants, which remain unissued (See Note 4.20).

4.19.2 786,655 Class A preferred shares, consisting of :

- 131,655 Class A preferred shares which are issued and paid-up,
- 655,000 unissued Class A preferred shares which may be offered and sold in foreign markets and/or domestic markets, and may be offered and sold in conjunction with subordinated bonds.

4.19.3 1,000,000 unissued Class B preferred shares which may be offered and sold in foreign markets and/or domestic markets, and may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The Class A preferred shares and Class B preferred shares confer the following rights on the holders as follows :

1) Upon liquidation or bankruptcy of the Bank, any amount remaining after payment of all debts and liabilities of the Bank shall be divided and shared among the holders of Class A preferred shares and/or the holders of Class B preferred shares in priority to the holders of ordinary shares but pari passu with the holders of Class A preferred shares or the holders of Class B preferred shares, as the case may be, in proportion to the number of the preferred shares held by each holder thereof, in an amount equal to the first offering price of the preferred shares.

2) On the redemption date of the Bank's debentures which are offered simultaneously with the preferred shares, the Bank will pay to the holders of the preferred shares an amount equal to the lower of the first offered price of the preferred shares minus the par value of such preferred shares or premium on shares. The liquidation or bankruptcy preference under clause 1) shall be reduced to an amount equal to the par value of the preferred shares, and the preferred shares shall be converted in to ordinary shares.

3) The holder of the preferred shares shall have preferential right to receive dividends in respect of the preferred shares in each year in priority to the holders of ordinary shares at the following rate :

   In case of Class A preferred shares

   - At the rate of Baht 1 per share, in the event that the Bank has paid interest on the subordinated debentures which are offered simultaneously with Class A preferred shares in full as specified in its terms and conditions or in the event that the subordinated debentures have been redeemed.

   - At the rate equal to an amount of interest on the subordinated debentures which are offered simultaneously with Class A preferred shares as specified in its terms and conditions minus an interest amount on the subordinated debentures paid in that fiscal year.

   In case of Class B preferred shares

   - At the fixed rate determined when Class B preferred shares have firstly been issued, but not less than Baht 1 per share and not more than 20% of the first offered price of Class B preferred shares.

4) Each of preferred shares shall carry the right to one vote, equal to that of an ordinary share, at the meeting of the shareholders of the Bank.

The 12th ordinary shareholders' meeting convened on April 12, 2005, approved important resolution regarding share capital as follows :

- The reconsideration of resolutions regarding the allocation of shares and the issuance of various types of the Bank's securities:

  Ordinary shareholders' meeting approved the reconsideration of resolutions of the 11th ordinary shareholders' meeting convened on April 9, 2004, regarding the allocation of shares and the issuance of various types of the Bank's securities and approved the allocation of shares and the issuance of various types of securities as proposed, to comply with the regulations prescribed by the Securities and Exchange Commission and to reflect the Bank's current situation, which may be summarized as follows :

  Ordinary shares

  1) Allocation of 1,339,502,106 ordinary shares as follows : (revised)

     1.1) Allocation of 459,502,106 ordinary shares for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

     1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

     1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders in proportion to their shareholdings.

  2) Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS) (reduced the number of shares).

  3) Allocation of 500,000,000 ordinary shares to be reserved for the exercise of conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

  4) Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank, as approved by the shareholders' meeting (unchanged).

  5) The preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank.

  The meeting approved the following amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 213,345 of Class A preferred shares into 213,345 ordinary shares owing to the redemption of 213,345 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on April 2, 2004, which the amendment are as follows :

  The registered capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,213,345 ordinary shares, and 1,786,655 preferred shares.

On October 3, 2005, the Bank had converted 131,655 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount due to the redemption of CAPS. The Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,711,239 shares to 1,908,842,894 shares on October 7, 2005 (See Note 4.17).

The 13th ordinary shareholders' meeting convened on April 12, 2006, approved the important resolutions regarding share capital as follows :

- The amendment of the Bank's Memorandum of Association regarding the registered capital of the Bank.

  The shareholders' meeting approved the amendment of Clause 4 of the Bank's Memorandum of Association to correspond with the number of ordinary shares and preferred shares that had been changed as a result of the conversion of 131,655 of Class A preferred shares into 131,655 ordinary shares owing to the redemption of 131,655 units of the Bank's Subordinated Debentures cum Preferred Shares which is a part of Capital Augmented Preferred Securities (CAPS) on September 29, 2005 so that the registered capital of the Bank is Baht 40,000.0 million, divided into 4,000,000,000 shares at a par value of 10 Baht each, comprising 3,998,345,000 ordinary shares, and 1,655,000 preferred shares.

As at June 30, 2006 and December 31, 2005, the registered shares and their allocations are as follows :

Type	Number of Registered Shares		Allocation		
			Description	Number of Shares	
	June 30, 2006	December 31, 2005		June 30, 2006	December 31, 2005
Ordinary shares	3,998,345,000	3,998,213,345	Shares issued	1,908,842,894	1,908,842,894
			Share allocated for sale in the future	1,339,502,106	1,339,502,106
			Share reserved for the exercise of right of the subordinated convertible bonds of CAPS (See Note 4.17)	50,000,000	50,000,000
			Share reserved for the exercise of right of the convertible bonds, which remain unissued (See Note 4.15)	500,000,000	500,000,000
			Share reserved for the exercise of right of the warrants, which remain unissued (See Note 4.20)	200,000,000	200,000,000
Class A preferred shares	655,000	786,655	Share allocated for sale in the future	655,000	655,000
Class B preferred shares	1,000,000	1,000,000	Share allocated for sale in the future	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000		4,000,000,000	4,000,000,000

The reconciliation of weighted average number of share for the year ended December 31, 2005 is as follows :

	FOR THE YEAR ENDED DECEMBER 31, 2005					
	Number of Share Issued	Accumulated Number of Shares Outstanding	From	To	Number of Days	Weighted Average Number of Shares
Beginning balance		1,908,711,239	January 1, 2005	October 6, 2005	279	1,458,987,495
Class A preferred shares converted into ordinary shares	131,655	1,908,842,894	October 7, 2005	December 31, 2005	86	449,754,764
Total					365	1,908,742,259

4.19.4 Capital fund as at June 30, 2006 and December 31, 2005 are as follows :

		Million Baht
	June 30, 2006	December 31, 2005
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	10,500.0	10,000.0
Other reserves	21,500.0	15,000.0
Retained earnings after appropriation	282.2	536.0
Others	(1,106.5)	(1,555.1)
	106,610.3	99,415.5
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	3,733.2	3,983.0
Provision for normal assets	3,744.0	3,660.1
Unrealized gain (net) on equity security revaluation-available-for-sale	3,251.4	4,697.5
Long-term subordinated debt instruments		
Unsecured subordinated notes	11,345.1	13,134.6
	29,011.1	32,412.6
Total	135,621.4	131,828.1

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at June 30, 2006 and December 31, 2005, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	June 30, 2006	December 31, 2005
Total capital	13.6	14.0
Tier 1 capital	10.7	10.6
Tier 2 capital	2.9	3.4

4.20 Warrants

On April 5, 2000, the shareholders passed a resolution for the Bank to issue up to 200 million units of warrants with a maturity of not exceeding 10 years, to be offered and sold in foreign markets and/or domestic markets. The shareholders also approved to allocate 100 million ordinary shares, to be reserved additionally with 100 million ordinary shares which remain unexercised, totaling 200 million ordinary shares, to accommodate the exercise right of the warrant holders.

On April 9, 2004, the shareholders approved the reconsideration of resolutions of the shareholders' meeting convened on April 5, 2000 and approved for the Bank to issue warrants. The shareholders also approved to allocate ordinary shares to accommodate the

exercise right of the warrant holders according to the amount and conditions previously approved (See Note 4.19).

4.21 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into Trust Agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

4.22 Legal reserve and other reserves

4.22.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

4.22.2 The Bank appropriated annual profit as other reserves, which is treated as general reserve with no specific purpose.

4.23 The appropriation of the profit and the dividends payment

On April 12, 2005, the meeting of the ordinary shareholders No. 12 have adopted the following resolutions :

- The dividend be paid for the operating result of the year 2004 at the rate of Baht 1.75 per ordinary share, totaling Baht 3,340.2 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on November 19, 2004, and the remaining amount be paid on May 12, 2005 at the rate of Baht 1.00 per share to the shareholders whose names appear on the date the share register book is closed for the purpose of ascertaining entitlement to dividend which is April 27, 2005 at 12.00 hrs.

  In respect of the 131,655 shares of the Class A preferred shares, the dividend is paid according to the terms and conditions specified in the prospectus of the Class A preferred shares, offered simultaneously with the Group 1 Subordinated Bonds, being a part of the Bank's Capital Augmented Preferred Securities (CAPS), which stipulates that in the year that the Bank makes a dividend payment to the shareholders of ordinary shares, it is required to make a dividend payment to the shareholders of the Class A preferred share at the rate equal to the amount of interest on the Group 1 Subordinated Bonds which are not paid on each due date, and that an additional dividend be paid at the rate of Baht 1.00 per share. The Bank has already made the interim dividend payment to the shareholders of preferred shares on November 19, 2004 in the amount of Baht 21.8 million with an additional amount of Baht 0.1 million or at the rate of Baht 1.00 per share, totaling Baht 21.9 million, being the full dividend payment according to the terms and conditions specified in the prospectus.

- The appropriation of the profit for the operating result of the year 2004 as a legal reserve in the total amount of Baht 6,000.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 1,000.0 million and for the period of July - December 2004 amounting to Baht 1,000.0 million (which have already been made as per the financial statements for the year ended December 31, 2004) and as additional legal reserve in the amount of Baht 4,000.0 million.

- The appropriation of the profit for the operating result of the year 2004 as other reserves in the total amount of Baht 8,500.0 million, being the appropriation of profit for the period of January - June 2004 amounting to Baht 5,000.0 million (which has already made as per the financial statements for the year ended December 31, 2004) and for the period of July - December 2004 amounting to Baht 3,500.0 million.

The net profit remaining after the appropriation of profit is Baht 429.5 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.7 million on May 12, 2005.

On August 23, 2005, the meeting of the Board of Directors of the Bank No. 7/2548 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of January - June 2005 at the rate of Baht 0.75 per share on September 23, 2005.

- The appropriation of the profit for the operating result of January - June 2005 as a legal reserve in the total amount of Baht 4,000.0 million and other reserves in the total amount of Baht 6,500.0 million.

The net profit remaining after the appropriation of profit is Baht 536.0 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,431.5 million on September 23, 2005.

On April 12, 2006, the meeting of the ordinary shareholders No. 13 have adopted the following resolutions :

- Approval of the appropriation of the profit and the payment of dividend for the year 2005.

  The shareholders' meeting approved the appropriation of the profit and the payment of dividend for the year 2005 as follows :

  - the appropriation as legal reserves and as other reserves amounting to Baht 4,500.0 million and Baht 13,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2005 amounting to Baht 4,000.0 million and Baht 6,500.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2005) and the amount to be appropriated for the period of July - December 2005 amounting to Baht 500.0 million and Baht 6,500.0 million, respectively.

  - the payment of dividend at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817.6 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and the remaining amount to be paid on May 11, 2006 at the rate of Baht 1.25 per share.

The net profit remaining after the appropriation of profit is Baht 282.2 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 2,386.1 million on May 11, 2006.

4.24 Commitments

As at June 30, 2006 and December 31, 2005, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,363.5	1,106.3	3,469.8	2,720.1	1,204.4	3,924.5
Guarantees of loans	417.0	6,893.9	7,310.9	423.3	7,209.7	7,633.0
Underwriting commitments	5,000.0	-	5,000.0	-	-	-
Other guarantees	72,677.9	15,600.6	88,278.5	68,587.4	12,730.5	81,317.9
Liability under unmatured import bills	797.4	10,019.3	10,816.7	1,034.9	9,233.6	10,268.5
Letters of credit	1,085.6	34,510.6	35,596.2	1,060.7	28,749.3	29,810.0
Foreign exchange agreements						
Bought	16,121.9	169,326.7	185,448.6	10,173.2	155,778.2	165,951.4
Sold	16,344.3	306,849.1	323,193.4	9,342.5	229,084.7	238,427.2
Interest rate agreements						
Bought	-	-	-	-	197.4	197.4
Sold	-	-	-	-	197.4	197.4
Amount of unused bank overdraft	121,817.5	2,894.6	124,712.1	121,006.1	2,702.0	123,708.1
Others	980.1	10,657.9	11,638.0	40.0	19,072.2	19,112.2
Total	237,605.2	557,859.0	795,464.2	214,388.2	466,159.4	680,547.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,363.5	1,106.3	3,469.8	2,720.1	1,204.4	3,924.5
Guarantees of loans	417.0	6,844.4	7,261.4	423.3	7,139.7	7,563.0
Underwriting commitments	5,000.0	-	5,000.0	-	-	-
Other guarantees	72,637.8	15,060.7	87,698.5	68,580.9	12,133.7	80,714.6
Liability under unmatured import bills	797.4	9,804.5	10,601.9	1,034.9	9,033.5	10,068.4
Letters of credit	1,065.4	34,146.9	35,212.3	1,040.7	28,303.0	29,343.7
Foreign exchange agreements						
Bought	16,121.9	168,941.9	185,063.8	10,173.2	155,471.8	165,645.0
Sold	16,344.3	306,436.4	322,780.7	9,342.5	228,708.5	238,051.0
Interest rate agreements						
Bought	-	-	-	-	197.4	197.4
Sold	-	-	-	-	197.4	197.4
Amount of unused bank overdraft	121,817.5	1,874.1	123,691.6	121,006.1	1,780.7	122,786.8
Others	980.1	10,657.9	11,638.0	40.0	19,072.2	19,112.2
Total	237,544.9	554,873.1	792,418.0	214,361.7	463,242.3	677,604.0

4.25 Properties used as collateral

Government and State enterprises securities having face value of Baht 134,892.1 million and Baht 141,720.1 million as at June 30, 2006 and December 31, 2005, respectively, are deposited as cover for commitments with government agencies, the BOT and for securities sold under repurchase agreements in favor of the BOT.

4.26 Litigation

As at June 30, 2006 and December 31, 2005, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

4.27 Related party transactions

As at June 30, 2006 and December 31, 2005, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at June 30, 2006 and December 31, 2005, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	JUNE 30, 2006		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	22,381.4	22,381.4	February 22, 2006 - December 30, 2020
Average month end balance	22,371.6	22,371.6	
Commitments			
Ending balance	2,035.7	2,035.7	July 4, 2006 - October 2, 2020
Average month end balance	1,566.2	1,566.2	
Other related parties			
Loans			
Ending balance	16,779.6	24,272.6	October 30, 1999 - November 27, 2023
Average month end balance	19,704.5	27,407.5	
Commitments			
Ending balance	3,381.1	3,384.3	June 26, 2006 - January 27, 2011
Average month end balance	1,909.8	1,911.9	

Million Baht

	DECEMBER 31, 2005		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	22,228.6	22,228.6	February 28, 2005 - December 30, 2020
Average month end balance	42,614.3	42,614.3	
Commitments			
Ending balance	1,640.1	1,640.1	February 28, 2005 - May 12, 2018
Average month end balance	3,028.6	3,028.6	
Other related parties			
Loans			
Ending balance	27,527.0	36,789.9	October 30, 1999 - November 27, 2023
Average month end balance	23,924.0	33,062.0	
Commitments			
Ending balance	1,167.2	1,168.7	January 15, 2006 - September 12, 2010
Average month end balance	1,317.3	1,319.2	

For the half year ended June 30, 2006, the Bank charged interests between 0.75% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 0.75% to 14.0%, on money market loans were between 5.305% to 6.25%, on default loans at 15.0% and on other loans between 2.0% to 12.5%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2005, the Bank charged interests between 1.0% to 15.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 14.0%, on money market loans were between 4.205% to 5.5%, on default loans at 15.0% and on other loans between 2.05% to 10.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at June 30, 2006 and December 31, 2005, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 3,651.4 million and Baht 3,439.4 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at June 30, 2006 and December 31, 2005 are shown in Note 4.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at June 30, 2006 and December 31, 2005 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	**December 31, 2005**	**June 30, 2006**	**December 31, 2005**
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	7,493.0	9,263.0
Associated companies				
BSL Leasing Co., Ltd.	1,607.0	1,955.0	1,607.0	1,955.0
Thai Filament Finishing Co., Ltd.	161.8	160.7	161.8	160.7
Thai Polymer Textile Co., Ltd.	1,551.2	1,561.6	1,551.2	1,561.6
Thai Taffeta Textile Co., Ltd.	98.2	101.1	98.2	101.1

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Subsidiaries				
Bangkok Bank Berhad	-	-	1.7	-
Bualuang Securities Public Co., Ltd.	-	-	1.5	1.5
BBL Asset Management Co., Ltd.	-	-	-	0.0
Associated companies				
BSL Leasing Co., Ltd.	10.6	7.7	10.6	7.7
Thai Filament Finishing Co., Ltd.	30.1	9.8	30.1	9.8
Thai Polymer Textile Co., Ltd.	11.6	10.1	11.6	10.1
Thai Taffeta Textile Co., Ltd.	11.4	6.4	11.4	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at June 30, 2006 and December 31, 2005 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Asia Cement Public Co., Ltd.	-	0.5	-	0.5
Bangkok Central Leasing Co., Ltd.	76.0	783.6	76.0	783.6
Thana Thep Printing Co., Ltd.	3.3	4.2	3.3	4.2
Toyota Leasing (Thailand) Co., Ltd.	3,200.0	10,119.0	3,200.0	10,119.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Asia Lamp Industry Co., Ltd.	5.9	1.0	5.9	1.0
Asia Cement Public Co., Ltd.	404.6	404.8	404.6	404.8
ACL Bank Public Co., Ltd.	0.7	0.6	0.7	0.6
Bangkok Central Leasing Co., Ltd.	148.9	166.5	148.9	166.5
Thana Thep Printing Co., Ltd.	1.1	1.1	1.1	1.1
Toyota Leasing (Thailand) Co., Ltd.	-	0.4	-	0.4

As at June 30, 2006 and December 31, 2005, the Bank had deposits from related parties as follows :

		Million Baht
	June 30, 2006	**December 31, 2005**
Subsidiaries		
BBL (Cayman) Limited	0.1	0.0
Bangkok Bank Berhad	27.7	33.3
Sinnsuptawee Asset Management Co., Ltd.	423.4	223.3
BBL Asset Management Co., Ltd.	22.6	10.2
Bualuang Securities Public Co., Ltd.	7.2	18.5
Associated companies		
BSL Leasing Co., Ltd.	17.3	6.9
Processing Center Co., Ltd.	49.1	89.2
WTA (Thailand) Co., Ltd.	0.0	0.0
Related restructured debtors	1,364.3	2,354.8
Other related parties	3,079.9	4,057.1

As at June 30, 2006 and December 31, 2005, the Bank had placement with, loans to, commitments to, deposits from, borrowings from and other liabilities with related parties, changing are summarized as follows :

	June 30, 2006	December 31, 2005	Million Baht Change Increase (Decrease)
PLACEMENT			
Subsidiaries	96.7	54.1	42.6
LOANS			
Subsidiaries	7,493.0	9,263.0	(1,770.0)
Associated companies	3,418.2	3,778.4	(360.2)
Related restructured debtors*	20,570.2	20,405.1	165.1
Other related parties*	15,172.6	25,572.0	(10,399.4)
Total	46,654.0	59,018.5	(12,364.5)
COMMITMENTS			
Subsidiaries	3.2	1.5	1.7
Associated companies	63.7	34.0	29.7
Related restructured debtors*	1,982.6	1,613.8	368.8
Other related parties*	3,370.5	1,159.5	2,211.0
Total	5,420.0	2,808.8	2,611.2
DEPOSITS			
Subsidiaries	481.0	285.3	195.7
Associated companies	66.4	96.1	(29.7)
Related restructured debtors*	1,364.3	2,354.8	(990.5)
Other related parties*	3,079.9	4,057.1	(977.2)
Total	4,991.6	6,793.3	(1,801.7)
BORROWING			
Subsidiaries	255.3	49.3	206.0
OTHER LIABILITIES			
Subsidiaries (Note 4.4)	1,978.5	3,323.0	(1,344.5)

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at June 30, 2006 and December 31, 2005, material accrued income and expenses between the Bank and related parties are as follows :

* Excluding subsidiaries and associated companies.

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Subsidiaries				
Accrued interest receivable	-	-	1.1	21.3
Accrued interest payable	-	-	0.6	0.1
Fees receivable	-	-	20.6	14.6
Associated companies				
Accrued interest receivable	9.1	8.6	9.1	8.6
Accrued interest payable	0.0	0.0	0.0	0.0
Other related parties				
Accrued interest receivable	92.2	94.1	92.2	94.1
Accrued interest payable	3.2	3.4	3.2	3.4

For the half years ended June 30, 2006 and 2005, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Subsidiaries				
Interest and discount received	-	-	183.0	13.3
Fees and service income	-	-	98.4	31.7
Other income	-	-	0.3	0.9
Dividend income	-	-	54.7	14.4
Interest paid	-	-	12.4	0.9
Other expenses	-	-	-	5.6
Associated companies				
Interest and discount received	55.1	4.7	55.1	4.7
Fees and service income	0.8	0.0	0.8	0.0
Other income	0.0	0.0	0.0	0.0
Dividend income	4.2	5.8	4.2	5.8
Interest paid	0.1	0.2	0.1	0.2
Other expenses	44.4	37.0	44.4	37.0
Other related parties				
Interest and discount received	965.6	1,271.2	965.6	1,271.2
Fees and service income	20.5	31.5	20.5	31.5
Interest paid	14.9	9.7	14.9	9.7
Other expenses	180.9	286.3	180.9	286.3

For the half year ended June 30, 2006 and for the year ended December 31, 2005, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 130.8 million for Baht 130.8 million and amounting to Baht 250.5 million for Baht 250.5 million, respectively, which were its fair value.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30,
"UNAUDITED - REVIEWED"

		Million Baht
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	439.0	(6.6)
Items to reconcile net income (loss) to cash received (paid) from operating activities		
Depreciation	0.3	0.3
Net income from disposal of securities for investment	(800.8)	-
Loss on impairment of properties foreclosed	143.1	9.1
Income (loss) from operations before changes in operating assets and liabilities	(218.4)	2.8
Operating assets (increase) decrease		
Deposit at financial institution with a maturity over 3 months	(10.0)	(120.0)
Receivables from disposal and rental of properties	(0.3)	(0.3)
Properties foreclosed	(88.6)	25.1
Accrued interest receivable	0.3	(0.4)
Prepaid expenses	0.2	0.4
Advance payment for properties forclosed	(1.4)	-
Deposits	-	0.0
Advance payment	(0.4)	-
Income tax recoverable	4.8	(9.4)
Operating liabilities increase (decrease)		
Accrued expenses	(0.5)	(5.4)
Corporate tax payable	101.7	-
Deposit	8.4	0.5
Rental deposit for properties forclosed	10.2	-
Deposit for properties foreclosed rental	6.0	(6.2)
Other liabilities	(0.1)	(0.1)
Net cash used in operating activities	(188.1)	(113.0)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceed from disposal of available-for-sale securities	2,145.3	-
Purchase of equipment	(0.1)	(0.0)
Net cash provided by (used in) investing activities	2,145.2	(0.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan from the parent company	130.0	-
Cash paid for loan from the parent company	(1,900.0)	(100.0)
Net cash used in financing activities	(1,770.0)	(100.0)
Net increase (decrease) in cash and cash equivalent items	187.1	(213.0)
Cash and cash equivalent items as at January 1,	243.1	362.5
Cash and cash equivalent items as at June 30,	430.2	149.5

4.28 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

4.29 Income Tax

For the half year ended June 30, 2005, the consolidated financial statement presented income tax amounting to Baht 38.2 million, which is the income tax of its subsidiaries.

For the half year ended June 30, 2005, the Bank's financial statement presented net income but no income tax expenses as the Bank has losses carried forward being tax deductible expenses.

4.30 Long-term leases

Long-term leases consisted of the following as at June 30, 2006 and December 31, 2005 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
Type of lease	**Period**	**June 30, 2006**	**December 31, 2005**	**June 30, 2006**	**December 31, 2005**
Land and/or premises	2006 - 2007	166.9	150.2	166.4	149.5
Land and/or premises	2008 - 2017	306.4	224.4	306.4	224.4
Land and/or premises	2018 - 2027	20.5	19.7	20.5	19.7
Land and/or premises	2028 - 2037	0.2	-	0.2	-
Total		494.0	394.3	493.5	393.6

4.31 The financial position and the results of operation by domestic and foreign operations

4.31.1 The financial position as at June 30, 2006 and December 31, 2005 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,200,448.2	306,690.9	1,507,139.1	1,171,728.8	227,112.7	1,398,841.5
Interbank and money market items	15,529.6	173,728.7	189,258.3	18,695.4	111,210.5	129,905.9
Investments	289,890.0	4,159.3	294,049.3	302,309.1	3,723.7	306,032.8
Loans	833,710.9	129,781.4	963,492.3	797,750.9	112,725.4	910,476.3
LIABILITIES						
Deposits	1,148,631.7	107,763.5	1,256,395.2	1,077,775.8	85,725.4	1,163,501.2
Interbank and money market items	17,784.0	26,508.9	44,292.9	15,336.7	28,990.1	44,326.8
Borrowings	-	20,288.0	20,288.0	-	21,788.1	21,788.1
CONTINGENCIES	618,579.9	176,884.3	795,464.2	534,684.8	145,862.8	680,547.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2006			December 31, 2005		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,199,207.0	299,303.5	1,498,510.5	1,173,403.0	219,618.1	1,393,021.1
Interbank and money market items	13,159.5	172,191.7	185,351.2	17,929.1	108,724.2	126,653.3
Investments	292,406.3	6,451.1	298,857.4	304,280.0	5,823.0	310,103.0
Loans	840,508.0	121,642.7	962,150.7	806,435.4	105,568.0	912,003.4
LIABILITIES						
Deposits	1,149,097.6	100,961.1	1,250,058.7	1,077,989.0	78,541.2	1,156,530.2
Interbank and money market items	17,933.0	26,271.1	44,204.1	15,357.4	28,815.2	44,172.6
Borrowings	-	20,074.8	20,074.8	-	21,788.1	21,788.1
CONTINGENCIES	618,628.7	173,789.3	792,418.0	534,684.9	142,919.1	677,604.0

4.31.2 The results of operations for the quarters and the half years ended June 30, 2006 and 2005 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2006
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,039.5	4,215.7	(2,282.6)	18,972.6
Interest expenses	(7,255.5)	(3,373.8)	2,282.6	(8,346.7)
Net interest income	9,784.0	841.9	-	10,625.9
Non-interest income	5,189.6	426.3	(78.2)	5,537.7
Non-interest expenses	(9,551.4)	(971.2)	-	(10,522.6)
Income before income tax	5,422.2	297.0	(78.2)	5,641.0

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2005
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,665.1	2,677.1	(1,306.8)	13,035.4
Interest expenses	(3,203.7)	(1,983.7)	1,306.8	(3,880.6)
Net interest income	8,461.4	693.4	-	9,154.8
Non-interest income	4,956.6	523.7	(44.7)	5,435.6
Non-interest expenses	(8,149.0)	(839.3)	-	(8,988.3)
Income before income tax	5,269.0	377.8	(44.7)	5,602.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2006

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	32,020.6	7,674.2	(3,992.7)	35,702.1
Interest expenses	(11,884.0)	(5,969.5)	3,992.7	(13,860.8)
Net interest income	20,136.6	1,704.7	-	21,841.3
Non-interest income	11,732.1	933.1	(132.7)	12,532.5
Non-interest expenses	(18,656.6)	(1,929.5)	0.1	(20,586.0)
Income before income tax	13,212.1	708.3	(132.6)	13,787.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2005

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,834.1	5,210.7	(2,660.1)	26,384.7
Interest expenses	(6,261.1)	(3,911.3)	2,660.1	(7,512.3)
Net interest income	17,573.0	1,299.4	-	18,872.4
Non-interest income	9,029.7	1,012.6	(98.9)	9,943.4
Non-interest expenses	(15,370.3)	(1,802.3)	-	(17,172.6)
Income before income tax	11,232.4	509.7	(98.9)	11,643.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2006
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	17,041.1	4,069.3	(2,280.4)	18,830.0
Interest expenses	(7,260.1)	(3,319.9)	2,280.4	(8,299.6)
Net interest income	9,781.0	749.4	-	10,530.4
Non-interest income	5,004.5	400.1	-	5,404.6
Non-interest expenses	(9,379.3)	(930.7)	-	(10,310.0)
Income before income tax	5,406.2	218.8	-	5,625.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2005
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,744.6	2,551.8	(1,304.9)	12,991.5
Interest expenses	(3,197.9)	(1,939.0)	1,304.9	(3,832.0)
Net interest income	8,546.7	612.8	-	9,159.5
Non-interest income	4,652.5	505.2	-	5,157.7
Non-interest expenses	(7,958.5)	(784.9)	-	(8,743.4)
Income before income tax	5,240.7	333.1	-	5,573.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2006			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	32,095.9	7,394.2	(3,989.4)	35,500.7
Interest expenses	(11,893.9)	(5,865.4)	3,989.4	(13,769.9)
Net interest income	20,202.0	1,528.8	-	21,730.8
Non-interest income	10,952.6	884.2	(0.1)	11,836.7
Non-interest expenses	(18,141.3)	(1,837.3)	0.1	(19,978.5)
Income before income tax	13,013.3	575.7	-	13,589.0

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2005			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	23,843.0	4,970.2	(2,657.3)	26,155.9
Interest expenses	(6,239.3)	(3,824.4)	2,657.3	(7,406.4)
Net interest income	17,603.7	1,145.8	-	18,749.5
Non-interest income	8,491.1	977.9	-	9,469.0
Non-interest expenses	(14,928.8)	(1,712.9)	-	(16,641.7)
Income before income tax	11,166.0	410.8	-	11,576.8

The basis for the determination of income and expenses charge between the branches and head office and between the branches is established by the head office, which is closed to the funding cost.

4.32 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

4.32.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at June 30, 2006 and December 31, 2005 :

Million Baht

	JUNE 30, 2006							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non-interest bearing	Non-accrual Loans	Total
Financial Assets								
Interbank and money market items *	127,432.0	27,851.3	17,158.5	886.1	-	12,079.0 **	-	185,406.9
Investment in securities and securities purchased under resale agreements	35,216.2	11,233.6	83,442.0	119,764.0	27,659.8	36,541.8	-	313,857.4
Loans	530,768.0	121,402.0	94,236.7	53,018.5	106,613.6	-	56,111.9	962,150.7
Financial Liabilities								
Deposits	639,086.3	241,983.2	307,777.2	7,075.6	0.2	54,136.2	-	1,250,058.7
Interbank and money market items	15,919.2	14,369.9	9,577.3	-	-	4,337.7	-	44,204.1
Liabilities payable on demand	5,337.8	-	-	-	-	-	-	5,337.8
Borrowings	-	-	9,730.1	-	10,344.6	-	-	20,074.7

* Excluding allowance for doubtful accounts amounting to Baht 55.7 million.

** Including accrued interest receivables.

Million Baht

	DECEMBER 31, 2005							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non-interest bearing	Non-accrual Loans	Total
Financial Assets								
Interbank and money market items*	91,481.8	10,767.6	5,578.2	261.1	-	18,626.0**	-	126,714.7
Investment in securities and securities purchased under resale agreements	20,046.3	15,424.7	112,502.9	89,552.5	38,428.9	39,247.7	-	315,203.0
Loans	491,441.9	114,087.8	85,511.1	47,492.6	115,693.4	-	57,776.6	912,003.4
Financial Liabilities								
Deposits	717,234.3	281,600.8	91,883.9	10,575.9	287.6	54,947.7	-	1,156,530.2
Interbank and money market items	18,601.0	14,486.1	6,232.8	-	-	4,852.7	-	44,172.6
Liabilities payable on demand	4,773.2	-	-	-	-	-	-	4,773.2
Borrowings	-	-	-	10,181.0	11,607.1	-	-	21,788.1

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at June 30, 2006 and December 31, 2005 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Fixed interest rate	322,951.4	327,048.4	322,951.4	327,048.4
Floating interest rate	518,252.4	479,965.5	517,556.6	479,387.0
Total	841,203.8	807,013.9	840,508.0	806,435.4

* Excluding allowance for doubtful accounts amounting to Baht 61.5 million.

** Including accrued interest receivables.

4.32.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

4.32.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately three-fifth of the total exposure as at June 30, 2006 and half of the total exposure as at December 31, 2005 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at June 30, 2006 and December 31, 2005 were approximately six months, almost all contracts were under one year tenor. For the interest rate swaps, all exposures as at June 30, 2006 and December 31, 2005 were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at June 30, 2006 and December 31, 2005 :

		Million Baht
	June 30, 2006	**December 31, 2005**
Forward foreign exchange contracts	3,477.9	1,092.1
Interest rate swaps	-	0.9
Total	3,477.9	1,093.0

4.32.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the half years ended June 30, 2006 and 2005 :

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2006		
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	166,950.4	3,435.7	4.1%
Investments, net	298,919.1	5,935.5	4.0%
Loans	934,104.1	26,129.5	5.6%
Total	1,399,973.6	35,500.7	
Interest-bearing Financial Liabilities			
Deposits	1,187,897.1	11,395.7	1.9%
Interbank and money market items and securities sold under repurchase agreements	46,555.7	817.1	3.5%
Borrowings	20,490.0	1,557.0	15.2%
Total	1,254,942.8	13,769.8	

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2005		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	172,296.4	2,079.8	2.4%
Investments, net	310,433.9	4,887.0	3.1%
Loans	934,064.7	19,189.1	4.1%
Total	1,416,795.0	26,155.9	
Interest-bearing Financial Liabilities			
Deposits	1,186,476.6	5,210.5	0.9%
Interbank and money market items and securities sold under repurchase agreements	38,193.6	330.1	1.7%
Long-term borrowings and subordinated bonds cum preferred shares	38,926.7	1,865.9	9.6%
Total	1,263,596.9	7,406.5	

4.32.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at June 30, 2006 and December 31, 2005 :

Million Baht

	JUNE 30, 2006					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	184,165.5	1,241.4	-	-	-	185,406.9
Investments and securities purchased under resale agreements	128,081.8	121,550.6	27,683.2	36,541.8	-	313,857.4
Loans**	510,090.1	241,922.5	154,026.2	-	56,111.9	962,150.7
Deposits	1,242,982.9	7,075.6	0.2	-	-	1,250,058.7
Interbank and money market items	44,204.1	-	-	-	-	44,204.1
Liabilities payable on demand	5,337.8	-	-	-	-	5,337.8
Borrowings	9,730.1	-	10,344.6	-	-	20,074.7

* Excluding allowance for doubtful accounts amounting to Baht 55.7 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

						Million Baht
			DECEMBER 31, 2005			
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	126,188.8	525.9	-	-	-	126,714.7
Investments and securities purchased under resale agreements	145,948.7	91,573.8	38,432.8	39,247.7	-	315,203.0
Loans**	491,292.8	214,170.1	148,763.9	-	57,776.6	912,003.4
Deposits	1,145,666.7	10,575.9	287.6	-	-	1,156,530.2
Interbank and money market items	44,172.6	-	-	-	-	44,172.6
Liabilities payable on demand	4,773.2	-	-	-	-	4,773.2
Borrowings	-	10,181.0	11,607.1	-	-	21,788.1

4.32.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

---

* Excluding allowance for doubtful accounts amounting to Baht 61.5 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at June 30, 2006 and December 31, 2005 :

	JUNE 30, 2006 Notional Amount			Million Baht
	Up to 1 Year	Over 1 Year	Total	Fair Value
Forward foreign exchange contracts	506,463.1	616.6	507,079.7	1,124.1
Currency swaps	-	764.8	764.8	(0.4)
Interest rate swaps	-	-	-	-

	DECEMBER 31, 2005 Notional Amount			Million Baht
	Up to 1 Year	Over 1 Year	Total	Fair Value
Forward foreign exchange contracts	396,994.8	4,647.2	401,642.0	708.2
Currency swaps	2,054.1	-	2,054.1	(13.2)
Interest rate swaps	394.8	-	394.8	0.9

4.32.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at June 30, 2006 and December 31, 2005 :

				Million Baht
	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	30,887.7	30,887.7	34,152.2	34,152.2
Interbank and money market items	185,351.2	185,351.2	126,653.3	126,653.3
Securities purchased under resale agreements	15,000.0	15,000.0	5,100.0	5,100.0
Investments	298,857.4	304,947.7	310,103.0	316,572.0
Loans and accrued interest receivables, net	887,530.7	887,530.7	834,508.4	834,508.4
Customers' liabilities under acceptances	558.6	558.6	621.4	621.4
Financial Liabilities				
Deposits	1,250,058.7	1,250,058.7	1,156,530.2	1,156,530.2
Interbank and money market items	44,204.1	44,204.1	44,172.6	44,172.6
Liabilities payable on demand	5,337.8	5,337.8	4,773.2	4,773.2
Securities sold under repurchase agreements	5,000.0	5,000.0	-	-
Borrowings	20,074.8	30,456.3	21,788.1	35,111.3
Bank's liabilities under acceptances	558.6	558.6	621.4	621.4
Interest payable	6,195.3	6,195.3	2,864.6	2,864.6

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, interest payable, and Bank's liabilities under acceptances: the carrying amounts approximate fair value in the balance sheets.

Trading securities, available-for-sale securities, and held-to-maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, of which fair value is estimated based on discounted cash flow method or net book value amount, and listed securities acquired through debt restructuring with trading restriction, of which fair value is estimated based on discounted cash flow method or the last bid price on SET on the day that securities are transferred for debt repayment.

Loans and accrued interest receivables: fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings and subordinated bonds cum preferred shares: fair value is based on market value.

Forward foreign exchange contracts: fair value is determined using quoted market prices of instruments with similar characteristics and maturities. Interest rate swaps and currency swaps: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.

Disclosures for the consolidated financial statements for financial instruments which occurred during the half years ended June 30, 2006 and 2005 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

4.33 Approval of the financial statements

These financial statements are approved by the Audit Committee and the Board of Executive Directors on August 23, 2006.